**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549 FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Stock Moe Channel Drop LLC (the "**Issuer**").

*Legal status of Issuer: Form:*

Limited Liability Company

*Jurisdiction of Incorporation/Organization:*

Wyoming

*Date of Organization:*

July 13, 2023

*Address of Issuer:*

1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801

*Website of Issuer:*

https://www.youtube.com/channel/UCoMzWLaPjDJBbipihD694pQ

*Name of Intermediary through which the Offering will be Conducted:*

GigaStar Portal LLC dba The GigaStar Market or GigaStar

*CIK Number of Intermediary:*

0001935609

*SEC File Number of Intermediary:*

007- 00376

*CRD Number of Intermediary:*

323017

*Name of qualified third party "Escrow Agent" which the Offering will utilize:*

Metropolitan Capital Bank ("**MetCap**")

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including* *the amount of referral and any other fees associated with the offering:*

At the conclusion of the offering, the Portal will receive a fee equal to ten percent (10%) of the amount raised in the offering.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:*

*Type of Security Offered:*

Revenue Sharing Units ("**RSU**s) pursuant to Revenue Sharing Agreements executed with each investor.

*Target (Minimum) Number of RSUs to be Offered:*

1,625

*Price per RSU:*

$60.00

*Minimum Offering Amount:*

$97,500.00

*Oversubscriptions Accepted:*

☐ Yes
☑ No

*Oversubscriptions will be Allocated:*

N/A

*Maximum Offering Amount:*

$390,000.00

*Deadline to reach the Minimum Offering Amount:*

August 21, 2023

*Current Number of Employees:*

One

**Summary Financial Information of**
**Stock Moe Channel Drop LLC***

|  | As of July 19, 2023 | Prior fiscal year-end (N/A) |
|---|---|---|
| **Total Assets** | $0 | N/A |
| **Cash & Cash Equivalents** | $0 | N/A |
| **Accounts Receivable** | $0 | N/A |
| **Short-term Debt** | $0 | N/A |
| **Long-term Debt** | $0 | N/A |
| **Revenues/Sales** | $0 | N/A |
| **Cost of Goods Sold** | $0 | N/A |
| **Taxes Paid** | $0 | N/A |
| **Net Income** | $0 | N/A |

\* **As more fully described in this Form C, the Issuer was recently formed for the sole purpose of arranging for the sale of the Securities in this Offering and the distribution of the Net YouTube Revenue (as defined under "Summary - *Calculation of Net YouTube Revenue*") to investors. The Issuer does not, and is not expected to ever, have or hold any assets or liabilities (except as held by the Exchange Agent prior to the closing of the Channel Drop, or by the Paying Agent or the Issuer's omnibus account on the blockchain solely for distribution to the RSU holders), or have any revenues or expenses (other than if the receipt by the Paying Agent of Net YouTube Revenue and the payment of Distribution amounts to investors could be considered revenue and expense), sales, cost of goods sold or profit or loss. Additionally, the Issuer is a "disregarded entity" for U.S. tax purposes, and therefore is not required to file any tax returns or pay any federal taxes. Similarly, under Wyoming law the Issuer will not be required to file any tax returns or pay any income tax .**

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**July 20, 2023**

Stock Moe Channel Drop LLC (the "**Issuer**")



Revenue Sharing Units ("**RSUs**") for the
Stock Moe YouTube Channel (the "**Channel**")
and the Related Channel Revenue Tokens ("**CRTs**")
at a price of $60.00 per RSU

This Form C summarizes the terms and conditions of the RSUs and the CRTs to be issued to each purchaser of RSUs. Purchasers of RSUs will be entitled to receive monthly distributions ("**Distributions**") of a portion of the Channel's Net YouTube Revenue "**NYR**"), as described in the "***Summary"*** section of this Form C and more fully under "***Securities Sold in this Channel Drop – The Revenue Sharing Agreements.***" However, prospective investors are encouraged to read the Revenue Sharing Agreement, under which the RSUs will be issued. The Revenue Sharing Agreement is available on the GigaStar Market at https://invest.gigastarmarket.io/offering/stosto1/details.

The CRTs are digital entries on the blockchain created through the Smart Contract established for this Channel Drop. Each CRT serves as a digital representation of specific RSUs purchased as well as the "ticket" to receive any other perks associated with the purchase. The CRTs are not securities. Only the RSUs entitle the holder to any Distributions. The CRTs are also described in the "***Summary"*** section of this Form C and under "**The** *Channel Drop – The Channel Revenue Tokens.*"

Other important terms of this Offering, including the Minimum and Maximum Offering Amounts, how to purchase RSUs/CRTs, when the Offering will close or terminate, and other important information are also described in the "***Summary"*** and "**The** *Channel Drop"* section. Certain risks and uncertainties applicable to an investment in the RSUs are described under **"*Risk Factors.*"**

This Offering is being conducted for the Issuer pursuant to Regulation CF and Rule 4(6) under the Securities Act of 1933 (the "**Securities Act**") through GigaStar Portal LLC dba GigaStar Market (the "**Intermediary**" or the "**Portal**"), located at https://gigastarmarket.io. The Portal is a registered Crowdfunding Portal with the U.S. Securities and Exchange Commission (the "**SEC**") and the Financial Industry Regulatory Association ("**FINRA**"). All funds sent by investors will be held in escrow with Metropolitan Capital Bank (the "**Escrow Agent**") in a non-interest bearing account until the closing of the Offering. Investors may cancel or change an investment commitment until 48 hours prior to August 21, 2023 (the "**Offering Deadline**"), or such earlier time as the Issuer designates using the cancellation mechanism provided by the GigaStar Market. If the Minimum Offering Amount is not reached by the Offering Deadline, the Channel Drop will be canceled, no RSUs will be issued and all investment amounts paid by investors will be returned, without interest.

|  | Price to Investors | Commissions | Net Proceeds to Issuer |
|---|---|---|---|
| **Minimum Individual Purchase Amount** [(1)] | $60.00 | $6.00 | $54.00 |
| **Minimum Offering Amount** | $97,500.00 | $9,750.00 | $87,750.00 |
| **Maximum Offering Amount** | $390,000.00 | $39,000.00 | $351,000.00 |

(1) *The Issuer reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.*

**A crowdfunding investment involves risk. You should not purchase RSUs unless you can afford to lose your entire investment. In making a purchase decision, investors must rely on their own examination of the Offering, including the merits and risks involved. The RSUs have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document or made determined that the RSUs are exempt from registration or on any other aspect of this Offering.**

THE RSUs (ALSO REFERRED TO AS THE "**SECURITIES**"), INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES. THE SECURITIES ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE RSUs AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE SECURITIES IS HIGHLY SPECULATIVE AND SHOULD NOT BE PURCHASED IF YOU CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

RSUs MAY NOT BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO REGULATION CF, WHICH REQUIRES YOU TO HOLD THE SECURITIES FOR A YEAR BEFORE ANY TRANSFER IS PERMITTED, AND THERE MAY BE NO MARKET FOR THE SECURITIES. YOU SHOULD BE AWARE THAT YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. ADDITIONALLY, THE RSUs WILL ONLY BE TRANSFERRABLE AS PART OF A TRANSFER OF THE RELATED CHANNEL ROYALTY TOKEN ("**CRTs**"). CRTs WILL ONLY BE TRANSFERRABLE ON A DESIGNATED PLATFORM, AND THERE CAN BE NO ASSURANCE THAT A PLATFORM FOR TRADING CRTs WILL EVER BE ESTABLISHED.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. INVESTORS ARE RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL REQUIREMENTS AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER REQUIREMENTS. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT AND PAYING AGENT

METROPOLITAN CAPITAL BANK, THE ESCROW AGENT FOR THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.  ALL OF THE FOREGOING IS ALSO TRUE FOR METCAP BANK & TRUST, THE PAYING AGENT, WHO WILL DISTRIBUTE PROCEEDS RECEIVED FROM YOUTUBE WITH RESPECT TO THE CHANNEL IN THE MANNER DESCRIBED IN THIS FORM C.

## ACTUAL DOCUMENTS CONTROL

WHILE THE ISSUER AND THE PORTAL BELIEVE THAT THE DESCRIPTION OF ANY DOCUMENT FOR WHICH REFERENCE IS MADE IN THIS FORM C, INCLUDING THE REVENUE SHARING AGREEMENT AND THE RSUs IS COMPLETE AND ACCURATE  IN ALL MATERIAL WAYS, INVESTORS ARE CAUTIONED TO READ EACH SUCH DOCUMENT IN ITS ENTIRETY.  WITH RESPECT TO ANY CONFLICT BETWEEN THE DESCRIPTION OF A DOCUMENT HEREIN AND THE ACTUAL DOCUMENT, THE PROVISIONS OF THE ACTUAL DOCUMENT, INCLUDING ANY JUDICIAL OR ARBITRATIONAL DETERMINATION THEREOF, WILL TAKE PRECEDENCE OVER THIS FORM C.

The Issuer has certified that the following statements are TRUE for the Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the CRTs Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year. Once posted, the annual report may be found on the Issuer's website at https://www.youtube.com/@StockMoe. The Issuer must continue to comply with the ongoing reporting requirements until:

1. The Issuer is not required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3. The Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4. The Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at https://invest.gigastarmarket.io/offering/stosto1/details.

# TABLE OF CONTENTS

STOCK MOE
TIME REMAINING
32 Days 08 Hours 21 Mins
$390K
Max Offered

## Stock Moe
**Stock Moe Channel Drop LLC**
*GigaStar Portal LLC - Reg CF*

DROP INFO    Q & A

**** The offer will begin accepting commitments on Monday, July 31st, at 2:00 pm Central Standard Time. ****

To My Fans: I am thrilled to give back to the Stock Moe community by sharing a portion of the revenue from my channel for both the channel ad revenue and YouTube Channel Memberships. It is my way of saying thank you to those who have supported the channel over these past few years. I am excited to strengthen our relationship from creator/viewer to partner, and I look forward to the collaborations and conversations that we will have in the Stock Moe Gigastar private Discord. As you know, I am a strong advocate for financial literacy. Together, we can drive the channel forward, bring in a wider audience, and help more people in their journey to a brighter financial future. After all, sharing knowledge is the ultimate investment. As Benjamin Franklin once said, "An investment in knowledge pays the best interest." Don't delay! Invest today! I think you're gonna like what I got for ya!

| TOTAL TOKENS | TOTAL REVENUE OFFERED | MAX OFFERING AMOUNT | FUNDING GOAL |
|---|---|---|---|
| 1,619 | 10% | $390,000 | $97,500 |
| 3 TIERS | CHANNEL REVENUE | USD | USD |

Stock Moe

**GOLD** **$60**

0.0015%
*REVENUE RIGHTS PER TOKEN*

- Invite to the Gigastar Discord-Stock Moe Investor Channel
- Access to the exclusive portfolio
- Notifications of the buys and sells for the exclusive portfolio
- Invite to a private livestream for Stock Moe investors only

*744 TOTAL*

Stock Moe

**PLATINUM** **$240**

0.0062%
*REVENUE RIGHTS PER TOKEN*

- Invite to the Gigastar Discord-Stock Moe Investor Channel
- Access to the exclusive portfolio
- Notifications of the buys and sells for the exclusive portfolio
- Invite to a private livestream for Stock Moe investors only
- Stock Moe portfolio spreadsheet template for personal use

*687 TOTAL*

Stock Moe

**DIAMOND** **$960**

0.0246%
*REVENUE RIGHTS PER TOKEN*

- Invite to the Gigastar Discord-Stock Moe Investor Channel
- Access to the exclusive portfolio
- Notifications of the buys and sells for the exclusive portfolio
- Invite to a private livestream for Stock Moe investors only
- Stock Moe portfolio spreadsheet template for personal use
- Exclusive Stock Moe merchandise promotion code

*188 TOTAL*

### Key Offering Information

| Drop Open Date | Drop Close Date | YouTube Channel Annual Revenue | Channel Revenue Valuation | Valuation Multiplier |
|---|---|---|---|---|
| July 21, 2023 | August 21, 2023 | $301,162 | $3,900,000 | 13x |

Under this Offering you are purchasing Revenue Sharing Units (RSUs), which are securities under Regulation Crowdfunding (Reg CF). RSUs give you rights to a percentage of a YouTube channel's future revenue and are digitally represented by Channel Revenue Tokens (CRTs). A Gold tier CRT consists of 1 RSU, a Platinum tier CRT consists of 4 RSUs, and a Diamond tier CRT consists of 16 RSUs. Prices and Channel revenue rights percentages for each tier are listed in the table above, along with exclusive perks offered by the Creator.

Available tier token amounts listed above are for the entire drop, and not what is currently remaining. Click on the INVEST button to see the number of tokens still available for each tier. If a tier sells out, it will no longer be an option when you click the INVEST button.

Please read Form C in the DOCUMENTS tab above for the full list of terms and risks associated with this Offering.

### About the Channel

| UPLOADS | SUBSCRIBERS | VIDEO VIEWS | COUNTRY | CHANNEL TYPE | CREATED |
|---|---|---|---|---|---|
| 1,945 | 599k | 74.6M | US | FINANCE | Oct 28, 2014 |

The Stock Moe YouTube channel tries to bring the best financial education to its viewers. I have won 2 national championships & 15 state championships with my students when it comes to investing & was a licensed stockbroker & financial advisor with my series 7, 63, & 65 before that. Enjoy the channel which reviews these topics: Stocks, Stock Price Predictions, EV stocks, Cryptocurrency, Nio, Ethereum, Inflation, Fed, Economics, Stimulus Checks, Financial news, & More!

*Visit the channel*

### About the Issuer

The Stock Moe Channel Drop LLC was formed as a Wyoming limited liability company (the "LLC") on July 13, 2023. The LLC has entered into an agreement to purchase 10% of the revenue share interests from the YouTube channel Stock Moe. After the closing of the Channel drop, a third-party Paying Agent will receive the YouTube Channel revenue directly from Google/YouTube. The Paying Agent will then distribute the investor's portion of the revenue to the Issuer LLC's wallet, linked to the CRT Smart Contract. The Smart Contract will then automatically distribute revenue amounts to CRT holders.

Additional information about the Issuer LLC and its financials are included in Form C.

BACK TO TOP

SEE EXHIBIT C

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C and the documents included on the GigaStar Market listing for this Channel Drop. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the GigaStar Market has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the RSUs in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any RSUs.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the RSUs, the Issuer will afford prospective investors an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer via a "Q&A page" on the Issuer's listing page on the GigaStar Market.

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, YouTube's Channel Revenue Program, the Channel's business and its prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith except as may be required by Regulation CF.

**This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose without the express written consent of the Issuer.**

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents to which reference is made or which are incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties.  Statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are "forward-looking statements." Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events, or whether such results may occur at all.

The forward-looking statements contained in this Form C and any documents referenced or incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the actual net YouTube revenue of the Channel and cause the performance of the Securities to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the amount of net YouTube revenue generated by the Channel could vary in material respects from the performance projected in these forward-looking statements.

Please note that the examples provided herein regarding the calculation of net YouTube revenue and Distributions which may become payable on the RSUs, including hypothetical combined annual growth rates ("**CAGRs**"), are merely mathematical formulations and do not represent forward-looking estimations or projections of future results by the Issuer.

Investors are cautioned not to place undue reliance on these forward-looking statements or the relationship between the mathematical examples and actual future results. Any forward-looking statement made in this Form C or any documents referenced or incorporated by reference herein is accurate only as of the date of this Form C or those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

*You should read this entire Form C carefully, including the section titled "Risk Factors," and the Revenue Sharing Agreement, which is located on the Issuer's Channel Drop listing on the GigaStar Market and provides the terms and conditions of the RSUs. For a description of how Distributions are calculated and paid, please see "Calculation of Distribution Amounts to Investors" in this Summary and "Securities Sold in this Channel Drop - Calculation of Distribution Amounts to Investors."*

**The Issuer and its Business Operations.** The Issuer was formed on July 13, 2023 as a Wyoming limited liability company. The Issuer's mailing address is 1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801. The Issuer's sole business is to facilitate the sale of the Revenue Sharing Units in the Channel Drop and cause the percentage of the Channel's net YouTube revenue ("**NYR**") purchased hereby to be distributed to the investors in the manner described herein. *See "**Business.**"* The Issuer is 100% owned by Ryan Monoski (the "**Creator**").

**The Channel Drop.** The Channel Drop is a unique way for fans to engage with the Channel and the Creator. Investors in the Channel Drop receive Revenue Sharing Units ("**RSU**"), permitting them to share in the Channel's success by receiving a portion of the Channel's Net YouTube Revenue, and also get one-of-a-kind Channel Revenue Tokens. The CRTs are a digital representation of the RSU and are the investor's "ticket" to receiving Distributions as well as perks associated with their purchase for a more personal experience with the Creator, which are offered exclusively to investors. *See "**The Channel Drop**."* The Distributions payable on the RSUs, including possible growth in that amount, the manner in which Distributions are paid, and other terms of the RSUs are summarized below and more fully described under **"Securities Sold in this Channel Drop - The Revenue Sharing Agreements."**

**The Channel and the Creator.** The Channel first premiered on YouTube in 2014 and began posting videos in 2020, as a place where the Creator shares financial content. As of the date of this Form C, the Channel has 1,945 videos posted on YouTube. Based on YouTube's reporting, the Channel's Subscriber level and YouTube Revenue for 2022, and estimates for 2023 are listed below. As part of the Channel Drop the Creator has agreed to use commercially reasonable efforts to continue posting videos on the Channel in the same approximate number and frequency for the next 12 months as have been posted in the past 12 months. For more information on the Channel, see "***The Channel.***"

| Period | Subscribers | YouTube Revenue |
|---|---|---|
| Calendar Year 2022 | 591,626 | $301,162 |
| Estimated Calendar Year 2023[*] | 607,328 | $253,612 |

[*]Estimated Calendar Year 2023 amounts are calculated based on 2023 1st half actuals with an estimated 2nd half using 2022 average.

**The Revenue Sharing Units.** The Revenue Sharing Units ("**RSUs**") entitle the holder to a portion of the Channel's Net YouTube Revenue. Information regarding the calculation of the Channel's NYR and the amount and timing of distributions ("**Distributions**") is provided below in this Summary and in the section titled **"Securities Sold in this Channel Drop."** The RSUs are not ownership interests in the Channel and do not provide investors with any ownership in or rights to the Channel itself or any property of the Channel or the Creator, including with respect to intellectual property rights.

The RSUs are offered in three tiers – Gold, Platinum and Diamond. Each tier is represented by a Channel Revenue Token ("**CRT**") on the blockchain. Each tier has the same economic value per dollar amount invested. So, while each Gold CRT consists of 1 RSU (for $60.00), each Platinum CRT consists of 4 RSUs ($240.00), and each Diamond CRT consists of 16 RSUs ($960.00), each RSU is entitled to the same percentage of the Channel's aggregate NYR. *See **"Securities Sold in this Channel Drop - Calculation of Distribution Amounts to Investors."***

**The Smart Contract.** The Issuer has licensed a Smart Contract on the blockchain through which Distributions on the RSUs will be sent to investors. At the time an investor completes the subscription documents on the GigaStar Portal, the investor should provide the Issuer with the information necessary to link its crypto wallet to the Smart Contract. Once an investor's wallet is linked to the Smart contract, all Distributions on the RSUs will be paid to the investor through the Smart Contract in the form of USDC stable coin, which the investor can then convert to U.S. dollars at their own discretion. Distributions to investors who have not connected a wallet to the Smart Contract will be held in the Issuer's wallet until the investor connects a wallet. If an investor does not connect a wallet to the Smart Contract, that investor's Distributions will be held by the Issuer in the Smart Contract until other means for receipt of those funds can be made. Payments of Distributions other than through the blockchain will incur additional service fees, including wire transfer or ACH fees and any fees charged by the Paying Agent or incurred by the Issuer in making such alternative payment. See "***The Channel Drop – The Channel Revenue Tokens – Distributions and Perks.***
**The Channel Revenue Tokens and Additional Perks.** As noted above, the RSUs are offered for sale in three tiers, depending

on the amount invested. Each investor will be issued a Gold, Platinum or Diamond CRT representing the RSUs purchased in the respective tier. If an investor purchases multiple tiers, it will receive a CRT with respect to each tier. The Perks associated with the Gold, Platinum and Diamond CRTs in this Offering are as follows:


Stock Moe
GOLD
$60
0.0015%
REVENUE RIGHTS PER TOKEN
Invite to the Gigastar Discord-Stock Moe Investor Channel
Access to the exclusive portfolio
Notifications of the buys and sells for the exclusive portfolio
Invite to a private livestream for Stock Moe investors only
744 TOTAL
Stock Moe
PLATINUM
$240
0.0062%
REVENUE RIGHTS PER TOKEN
Invite to the Gigastar Discord-Stock Moe Investor Channel
Access to the exclusive portfolio
Notifications of the buys and sells for the exclusive portfolio
Invite to a private livestream for Stock Moe investors only
Stock Moe portfolio spreadsheet template for personal use
687 TOTAL
Stock Moe
DIAMOND
$960
0.0246%
REVENUE RIGHTS PER TOKEN
Invite to the Gigastar Discord-Stock Moe Investor Channel
Access to the exclusive portfolio
Notifications of the buys and sells for the exclusive portfolio
Invite to a private livestream for Stock Moe investors only
Stock Moe portfolio spreadsheet template for personal use
Exclusive Stock Moe merchandise promotion code
188 TOTAL

An investor's financial return for each $100 invested does not change regardless of which level of investment is purchased (Gold, Platinum or Diamond), or whether the Minimum or Maximum amount (or any amount in between) of Securities is sold in this Offering. Additional information regarding the CRTs is provided under "***The Channel Drop – The Channel Revenue Tokens.***"

**Distributions to Investors.** Distributions on the RSUs will generally occur monthly. The first Distributions will begin accruing in the 1st full month after the closing of the Offering. For example, if a closing occurred on January 25th, February would be the first month for which Distributions would accrue for that closing. YouTube generally sends YouTube Revenue for the month by the 25th of the following month. The Paying Agent for the Channel Drop generally needs 1-2 business days to process the Distributions. As such, in the foregoing example investors would generally receive the February Distribution on approximately March 27th, with all Distributions for subsequent months similarly being paid on or about the 27th of the following month. In some cases, YouTube does not send the funds until after the 25th. In that case the Paying Agent will send the Distribution on the first day of the next month (in this example, April 1st). No Distribution will be made for any month in which the Distribution is less than $0.50 (and such amount will not carry over to the next Distribution). Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs sold in this Offering is less than $100 per month for six consecutive months. See "**Risk Factors –** ***Risks Related to the Securities and the Offering – The RSUs and the CRTs have a Finite Term*** and "***Securities Sold in this Channel Drop – The Revenue Sharing Units - Termination of Payment Obligations.***"

To facilitate the Channel Drop, the Creator will direct YouTube to send 100% of the Channel's YouTube Revenue to Metropolitan Capital Bank & Trust (the "**Paying Agent**"). The Paying Agent will convert the investors' portion into USDC and send the USDC to the Issuer's Smart Contract, which automatically directs each investor's portion to the investor's wallet. If an investor does not attach a wallet to their subscription, Distributions will be held in the Issuer's wallet until a wallet is attached. The following

diagram shows how the YouTube revenue goes from YouTube to each investor's crypto wallet and to the Creator:


YouTube/ MCN
Investor Wallets
Monthly YouTube Revenue
Creator
Company Escrow Account at MetCap Bank & Trust (Paying Agent)
Issuer/Smart Contract

The Channel could possibly use a Multi-Channel Network ("**MCN**"). MCNs are companies approved by YouTube to work with YouTube channels to help promote videos and negotiate other transactions. Pursuant to a contract between the MCN, YouTube and the Creator, the Channel's YouTube Revenue is first sent to the MCN, which deducts its fee (the "**MCN Fee**"). The MCN then sends the remaining portion of the YouTube Revenues to the Paying Agent. After paying the Distributions to investors, the Paying Agent will send the remaining portion of the NYR to the Creator and to third-party service providers, including GigaStar Technologies LLC, an affiliate of GigaStar Market, which, among other things, licenses its proprietary GigaStar Smart Contract™ to the Issuer and handles certain post-offering matters for the Issuer.

**Calculation of Net YouTube Revenues.** Distribution amounts on the RSUs are based on the Channel's net YouTube revenue ("**Net YouTube Revenue**" or "**NYR**"). NYR means the gross amount of Channel's YouTube Revenue less the MCN Fee. The Channel Does not currently use an MCN but the Creator reserves the sole right to decide to do so in the future based on the potential overall growth of the Channel, which in certain cases may not directly translate into a proportionate increase in NYR. If an MCN is used, it is expected the MCN fee would be 10% of the Channel's YouTube Revenue.

**Calculation of Distribution Amounts to Investors.** Distributions (and the return on investment, known as ROI)) for any given month will always be the same for each RSU regardless of the number of RSUs owned or the CRT Level (Gold, Platinum or Diamond) purchased. Similarly, the monthly Distribution amounts on each RSU will be the same for each RSU regardless of the number of RSUs sold in this Offering (i.e., whether the Minimum Offering Amount or the Maximum Offering Amount is reached).

The dollar amounts the holder of each RSU will receive is based on the amount of the Channels' NYR and the percentage of the NYR to which each RSU is entitled. The percentage of the NYR to which each RSU is entitled is equal to the maximum percentage of the Channel's NYR offered for sale, and the maximum number of RSUs offered for sale by the Creator in this Channel Drop. In this Offering the Creator is offering 10% of the Channel's NYR for the 6,500 RSUs offered. As such, each RSU is entitled to 0.0015%% of the NYR (10% divided by 6,500), less the 8% service fee.

As an illustration, if the Channel's average NYR for the last 24 months of approximately $25,097 remained the same for the 12 months immediately following the closing of this Offering (for an annual aggregate NYR of $$301,162), the aggregate 10% of the NYR payable on the 6,500 RSUs would be $30,116.20. Each RSU would be entitled to receive $4.63, before deduction of the 8% service fee. After deducting the fee, each RSU would be entitled to $4.26 in Distributions for the year, representing an ROI of 7.1%.

Of course, the above is just an example using the Channel's average NYR for 2022. The actual monthly NYR for the first 12 months after the closing of this Offering will likely be more or less than $25,097 per month, and there can be no assurance of any actual NYR amount. See "***The Securities Sold in this Channel Drop – Distributions – Examples of Distribution Calculations.***"

**Verification of Distribution Amounts to Investors.** As described above, monthly Distribution amounts to investors are principally based on the Channel's Net YouTube Revenue for the month. Each month when YouTube sends the Channel's YouTube Revenue to the Paying Agent, it also posts the amount on the Channel's YouTube Portal. Similarly, the Paying Agent provides a monthly statement of the YouTube Revenue it received and the disbursements it made (including the investor Distributions). The Issuer (or an independent third-party provider) will review all such information on a periodic (but not less than annual) basis to ensure that all Distribution amounts were accurate. The amount reported by YouTube as YouTube Revenue

for each month will also be posted on the GigaStar Technologies Portfolio, and investors on this Channel Drop will be able to review this information each month.

**Possible Growth in Distributions.** The Issuer and the Creator believe that the combination of the expected continued YouTube video productions by the Channel coupled with increasing subscriber metrics and stronger fan affinity are likely to help grow the Channel's NYR and Distributions on the RSUs. The following table shows the possible annual Distribution amounts that would be paid on each RSU based on the above examples of annual Distributions of $30,116.20 based on the Channel's average NYR for 2022 and applying hypothetical 10% and 20% compounded annual growth rates ("**CAGR**") and no changes in YouTube's payment levels or other factors that could affect the Channel's Net YouTube Revenue:

| **Hypothetical 2023 Revenue Share per RSU and ROI** | $4.26 | 7.1% | | |
|---|---|---|---|---|
| **Hypothetical Growth** | **10% CAGR** | **Annual ROI** | **20% CAGR** | **Annual ROI** |
| **Year 3** | $5.16 | 8.60% | $6.14 | 10.23% |
| **Year 4** | $5.67 | 9.46% | $7.37 | 12.28% |
| **Year 5** | $6.24 | 10.40% | $8.84 | 14.73% |

The above is merely a mathematical calculation based on the Channel's average NYR for 2022, as specified in the table on the prior page, multiplied by the respective CAGR, after deducting the 8% service fee. There can be no assurance that the Channel will have any level of growth or any YouTube Revenue in any given year or over any particular period. See "***Business - Plan to Increase YouTube Revenues***" for important additional information regarding the foregoing example.

**Summary Financial Information.**[*]

| | **Most Recent Fiscal Year (2022)** | **Prior Fiscal Year (None)** |
|---|---|---|
| **Total Assets** | **$0** | **N/A-** |
| **Cash and Cash Equivalents** | **$0** | **N/A** |
| **Accounts Receivable** | **$0** | **N/A** |
| **Short-term Debt** | **$0** | **N/A** |
| **Long-term Debt** | **$0** | **N/A** |
| **Revenue/Sales** | **$0** | **N/A** |
| **Cost of Goods Sold** | **$0** | **N/A** |
| **Taxes Paid** | **$0** | **N/A** |
| **Net Income (Loss)** | **$0** | **N/A** |

[*] **As more fully described in this Form C, the Issuer exists solely to arrange for the sale of the CRTs in this Offering and the distributions of the Channel's YouTube Revenue to investors. After this Channel Drop is completed the Issuer does not and is not expected to ever have or hold any assets or liabilities (except funds held in the Issuer's wallet for the benefit of the RSU holders who have not yet attached a wallet to the Smart Contract), or have any revenues, sales, cost of goods sold or profit or loss.**

**Summary of Terms of the Offering.**

Minimum Dollar Amount of RSUs Offered……………………………………………………………..$97,500.00

Total Number of RSUs Outstanding after Offering at Minimum Offering Amount…………………………1,625

Percentage of Channel's NYR Purchased by investors at Minimum Offering Amount………………...… 2.5%

Maximum Dollar Amount of RSUs Offered………………………………………………………….$390,000.00

Total Number of RSUs Outstanding after Offering at Maximum Offering Amount………………………6,500

Percentage of Channel's NYR Purchased by investors at Maximum Offering Amount……………….....10%

Price per RSU…………………………………………………………………………………………$60.00

Minimum Individual Purchase Amount[+]...................................................................................................$60.00

Offering Deadline…………………………………………………………………………………..August 21, 2023

Use of Proceeds………………………………………………………………………………………….See Page 10

Voting Rights…………………………………………………………………………………………..None

[+] The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion.

## RISK FACTORS

*Investing in the RSUs involves a high degree of risk. Before making an investment decision we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer and the Channel are subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. <u>References to the RSUs in these Risk Factors generally include the related CRTs and should be read as such.</u> These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, investing in securities for which the value is dependent on one individual to create new products (including YouTube videos) and/or on one line of revenue (such as YouTube Revenue) is generally riskier than investing in securities of larger, more diversified companies. Prospective investors should consult with their legal, tax and financial advisors prior to making an investment in RSUs.*

**Risks Related to the Issuer's Business and Industry**

***The Issuer's Sole Business is Issuing the RSUs and Causing the Distribution of the YouTube Revenue – The Issuer is Not Expected to have any Assets or Inherent Value.***

The Issuer has no business operations other than (1) arranging the purchase of the Revenue Sharing Units from the Creator for investors with the proceeds of the Offering and (2) maintaining a payment system for the YouTube Revenue to be distributed to each CRT holder through the Smart Contact (or other means permitted in the Offering).

***The Channel's YouTube Revenue is Highly Dependent on YouTube's Popularity.***

There can be no assurance that YouTube's popularity will remain at current levels or increase, and a negative trend in consumer interest could also have a material adverse effect on the Channel's YouTube Revenue and the value of the RSUs.

***The Channel Faces Strong Competition from Other YouTube Channels.***

The Creator's Channel is one of many in the overall finance genre on YouTube, including in the more focused area of investing. Additionally, the barriers to entry for other creators are generally inconsequential, especially for someone already versed in creating quality YouTube videos and building a YouTube channel. There can be no assurance that competition from other

Creator's in the finance genre, and particularly focused on investing, will not have a negative impact on the Channel's YouTube Revenue over time.

***The Channel's Future YouTube Revenue is Unpredictable and Past Results are no Assurance of Future Results.***

The Channel has been in operation since 2014, but its YouTube Revenue and subscriber metrics for any period after the Offering are unpredictable with any certainty. A variety of factors could impact the popularity of the Channel, or the amount of YouTube Revenue that results from the Channel, including certain events beyond the control of the Creator. Additionally, even in the absence of any of these adverse factors occurring, the Channel's YouTube Revenue, and therefore the amount of Distributions to be paid on the RSUs, may vary widely from one period to another.

***YouTube May Change its Channel Rules and Procedures in its Sole Discretion.***

Several YouTube rules and procedures have an impact on channel revenue. Some of the more important include: (i) its search algorithms and other criteria, which affect which channels show as top results for any given search topic entered by a viewer; (ii) its revenue rates and ad placement selections; and (iii) its content moderation rules and/or censorship standards. There can be no assurance that YouTube will not take one or more actions which are beyond the control of the Creator and that diminish, possibly in a material amount, the Channel's YouTube Revenue.

***YouTube faces Competition from Other Entertainment and Informational Platforms.***

YouTube has strong competition from other video platforms, both in the U.S. and in other countries. Platforms such as Facebook, Vimeo, MetaCafe, Instagram and Vevo in the U.S., and Daily Motion (France), Youku (China), TikTok (China) and a host of others compete for creators and viewers. There can be no assurance that YouTube will remain competitive in this market, and the failure to do so would be likely to have a material adverse effect on the Channel's YouTube Revenue.

***YouTube, and its owner Alphabet (Google) face Significant Regulatory Issues, and Certain Countries May Ban or Restrict Access.***

The U.S. Government, as well as the European Union, India and other governments and governmental agencies frequently adopt new laws and rules aimed at diminishing what in their eyes is anti-competitive behavior, including monopolistic pricing, aggregation of data, and abuse of privacy rights. Additionally, certain countries, including the People's Republic of China, have completely banned YouTube, or, as in the case of Russia, Brazil, Thailand and others, impose various levels of censorship on YouTube within their borders. As such, the regulatory environment for YouTube frequently changes, sometimes rapidly, including total bans on YouTube's access to various markets. Additional regulatory or legal issues for YouTube, or Alphabet more generally, in the U.S. or in other markets, may have a significant impact on the Channel and its YouTube Revenue.

***The Channel's MCN could Decrease or Cease its Operations, Including Possibly Filing for Bankruptcy.***

If the Creator were to retain the services of an MCN in the future, the MCN could limit or cease operations, including its efforts to promote the Channel and receive and send YouTube Revenue from YouTube to the Paying Agent. In the event of such occurrence(s), the receipt of YouTube Revenue by the Paying Agent could be interrupted for a period of time, and YouTube Revenue previously received could be subject to certain clawback rules under the U.S. Bankruptcy Code.

***Damage to the Reputation of the Creator or the Channel Could Negatively Impact the Value of the RSUs.***

The reputation of the Creator is considered critical to the success of the Channel, including with respect to its ability to generate YouTube Revenue. Any incident that erodes consumer loyalty for the Channel or the Creator could significantly reduce Channel's YouTube Revenue, possibly permanently. Negative information (regardless of the truthfulness of the information) related to the Creator or Channel, if it were to occur, could come through social media platforms, including blogs and other forms of online media that may result in immediate harm and leave the Creator few opportunities to respond to the event before material damage occurs to the Creator or the Channel. This would likely have a material adverse effect on the value of the RSUs.

**Risks Related to the Securities and the Offering**

***The Nature of the Investment is Different than Purchasing a Stock or a Bond.***

The Revenue Sharing Agreements and the RSUs do not represent an ownership interest in the Issuer, the Channel or any assets of the Channel or the Creator, and do not include the right to vote on any matter, the right to any other financial return other than to receive the Distributions, or ownership or other interest in any individual video created or placed on YouTube by the Creator. Additionally, the Revenue Sharing Agreements are not debt securities. As such, holders of the Revenue Sharing interests have no rights to foreclosing on the assets of the Issuer's or the Channel's assets or exercising the other types of rights bondholders and other lenders typically have upon default.

***The RSUs and the CRTs have a Finite Term.***

While the CRTs and the RSUs have no specified termination date, no Distribution will be made for any month in which the Distribution is less than $0.50 (and such amount will not carry over to the next Distribution). Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs sold in this Offering is less than $100 per month for six consecutive months. The CRT will cease to have any function after the RSUs terminate.

***The Creator will have Broad Discretion as to the Use of the Proceeds of this Offering and is not Required to use the Proceeds for the growth of the YouTube Revenue or the Channel.***

After the proceeds of the Offering are sent to the Creator for the purchase of the Revenue Sharing Units, the Creator will have complete control over how those proceeds are used, including for personal or other business pursuits. The Creator is not required to use any portion of the proceeds for the furtherance of the Channel. Although the Creator will continue to own a majority interest in the Channel's YouTube Revenue, there can be no assurance that the Offering proceeds, whether partially or entirely, will be used to grow the Channel, and if so used, whether those efforts will be successful.

***The Offering Price of the RSUs in this Offering was not based on any Independent Third-Party Valuation or Appraisal, and the RSUs may Currently have a Fair Market Value less than the Offering Price.***

The Offering price of the RSUs was determined using a formula based on a multiple of 13 times of the Net YouTube Revenue of the Channel in 2022. No third-party valuation was obtained, and if a third-party valuation had been obtained there is no assurance that such party would use the same method or multiple. As such, the valuation used in this Offering does not necessarily bear any relationship to the fair market value of the RSUs, and the use of other methods of determining the value of intangible, financial assets such as the RSUs, could result in a lower valuation than is being used in this Offering.

***An Investment in the RSUs is Risky and Investors Should Not Invest Unless They Can Afford to Bear a Full Loss.***

The return of an RSU holder's original investment is not guaranteed by the Issuer, the Intermediary, the Creator, the Channel, the Escrow Agent, the Paying Agent or any other third-party. Once the transaction is closed, future YouTube Revenue may be the only source of repayment of an investor's purchase price for the RSUs. You should not invest more in this Offering than you can afford to lose with no material effect on your financial condition or ability to meet your cost-of- living needs.

***There is No Secondary Market for the RSUs or CRTs at this time, and No Market May Ever Develop.***

The RSUs may only be transferred as part of a transfer (by sale or otherwise) of the related CRT. There is not now and possibly will not ever be a market for the CRTs. Because the RSUs have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the RSUs and CRTs have transfer restrictions and cannot be resold in the United States except pursuant to Regulation CF. Regulation CF does not permit the transfer of any CRTs unless sold: (i) in an offering registered under the Securities Act, (ii) to the issuer of the security, (iii) to an accredited investor, (iv) to a member of the family of the purchaser or the equivalent, (v) to a trust controlled by the purchaser, (vi) to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or (vii) in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration of the CRTs under the Securities Act or other securities laws will be affected and purchasers of the RSUs have no right to cause or demand such registration. Limitations on the transfer of the RSUs or the CRTs may also adversely affect the price that you might be able to obtain for the CRTs in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each investor in this Offering will be required to represent that they are purchasing the RSUs for their own account, for investment purposes and not with a view to resale or distribution thereof.

***The CRTs are Not Securities and are Not Entitled to Distributions – The CRTs are a Digital Representation of the RSUs.***

The Issuer intends that each RSU will be represented by a Channel Revenue Token (each a "**CRT**"). The CRTs are not RSUs; rather, they are digital representations of RSUs (i.e., a Gold CRT is a digital representation of one RSU, while one Platinum and one Diamond CRT represent four RSUs and 16 RSUs, respectively) purchased and held by a given investor. The RSUs will solely exist in book-entry form within the records of the Issuer.

The CRTs are currently intended to be developed on the Polygon protocol, and each is intended to be issued on the Polygon blockchain network. The CRTs will be created, held, distributed, maintained, and destroyed by GigaStar Technologies LLC, an affiliate of the Intermediary, which the Issuer will license for use in connection with the CRTs. Each holder of a CRT will also be issued a KYC Token, which indicates to the Smart Contract that the holder has been approved to hold and, to the extent the CRTs are ever listed for trading on a designated trading platform, that the holder may buy and sell CRTs through that platform. The CRTs will include the transfer restrictions (see "*The Channel Drop – The Channel revenue Tokens – Restrictions on Transfer*") that would traditionally have been found on a paper stock certificate if the RSUs were a traditional share of stock represented by a traditional stock certificate. The CRTs cannot be created or destroyed other than by GigaStar Technologies LLC under the Issuer's directions.

***The Advent of the Blockchain and the use of the Blockchain for Financial Transactions, including Investments such as those Represented by the Channel Revenue Tokens (CRTs), is Subject to Significant Controversy.***

Using the blockchain, including CRTs, for transferring ownership to underlying assets, including financial investments like an investment in the Revenue Sharing Units, is a recent phenomenon. As such, investors may not have enough information or data with respect to a sufficiently long history of such transactions to properly evaluate all of the risks associated with an investment in the RSUs/CRTs. Each prospective investor in this Offering should carefully consider whether they believe the use of the blockchain for investments such as the CRTs is appropriate for them and their financial condition. A failure of the blockchain or the Smart contract could result in a loss of a CRT holder's entire investment if other records evidencing the investment could not be located.

***The Regulatory Framework Around Tokens and the Blockchain is Not Well Developed and May Change Rapidly.***
While the transmission of funds over the blockchain, and the operations of entities that further such transactions, is currently subject to certain regulations in the U.S., overall, the regulatory framework for use of the blockchain is far less than exists in other segments of the financial services sector. Currently the SEC, the Federal Reserve Board, the Office of the Comptroller of the Currency and a variety of other federal and state agencies are considering various regulatory frameworks that could be applicable to transactions such as the issuance and possible subsequent transfer of the CRTs by investors in this Offering. The impact of such future regulations on the operation of the blockchain or the value or transferability of the CRTs is not known.

***Regulatory Changes or the Failure of an Investor to Connect a Wallet to the Smart Contract May Cause Distributions to be Delayed and May Incur Additional Charges.***

In the event that regulatory changes or changes to USDC, the Paying Agent's ability to send Distributions to Circle Bank, Circle Bank's inability to convert YouTube revenue to USDC or other reasons could cause Distributions to be required to be paid in U.S. Dollars and through means other than the Smart contract and may be delayed and/or incur additional fees. Additionally, investors who have not connected a wallet to the Smart Contract will not receive their Distributions until the Company is able to send such Distributions by ACH or wire transfer to a bank account of the investor, and such payments will incur additional service fees.

***The Value of USDC Could Change.***

Although USDC is intended to have a 1:1 value to the U.S. Dollar, there is no assurance such value will be maintained at any given point in time (such as the date of any Distribution) or over extended periods of time. As such, investors should be aware that the value of any distributions they will receive on the CRTs could be affected, possibly to a material extent, by any changes in the value of USDC to the US Dollar, especially if the investor retains the Distributions in USDC (or other cryptocurrency) instead of withdrawing such amounts in the form of U.S. Dollars.

***The Security of the Blockchain is Not Proven.***

Use of the blockchain does not guaranty full security for your CRTs. Breaches of security and theft of crypto have continued to occur on a regular basis. There is no guaranty that your CRTs, the wallet in which you hold your CRTs or the custodian of your wallet will be 100% secure from such issues.

***The Use of Stable Coin Does Not Eliminate All Risks Associated with the Volatility of Crypto Currency Values.***

While so-called "stable coins," including USDC, are designed to trade 1:1 with the U.S. dollar, there is no guaranty that USDC will not be valued at less than that one-for-one ratio with the dollar at the moment the YouTube Revenues received by the Paying agent in U.S. Dollars are converted into USDC and sent to the Smart Contract. In such case, the Distributions you receive may not convert back into the same number of U.S. Dollars as would have been the case had the 1:1 ratio been in place at the time the Distribution was converted into USDC and placed into the Smart Contract.

***The U.S. Securities and Exchange Commission Does Not Pass Upon the Merits of the RSUs, the CRTs or the Terms of the Offering, Nor Does It Pass Upon the Accuracy or Completeness of any Offering Document, Literature or Video.***

While our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. Neither the SEC or any other governmental organization has reviewed this Form C, nor any document, literature, video or any information related to this Offering.

***Neither the Offering nor the RSUs Have Been Registered Under Federal or State Securities Laws.***

Neither the Offering nor the RSUs have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, including access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits, as well as the statements of the Channel's account provided by YouTube on a monthly basis that will be relied upon by the Issuer for calculating Distributions.

***The Issuer Has the Right to Extend the Offering Deadline.***

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer seeks the Minimum Offering Amount even beyond the Offering Deadline stated herein. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, or anytime thereafter up to the time limit specified on the Portal, your investment will not accrue interest during this time and will be held until such time as the new Offering Deadline is reached and the closing occurs or the Offering is canceled (in which time case it will be returned to you without interest).

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE CHANNEL, THE CHANNELS' NYR OR ON THE RSUs AND/OR THE CRTs GENERALLY, INCLUDING THE POSSIBLE TOTAL LOSS OF YOUR INVESTMENT.**

## USE OF PROCEEDS

The net proceeds of this Offering will be used to pay the Creator for the Revenue Sharing Units and the commissions for the Offering described at the beginning of this Form C. The Issuer will not retain any of the proceeds of this Offering. The Creator may use all or a portion of the net proceeds from this Offering for the Channel and its business, including for efforts to grow the Channel's business, but is not required to do so.

## BUSINESS

**Description of the Business**

***The Issuer.*** The Issuer was formed on July 13, 2023 as a Wyoming limited liability company. The Issuer's mailing address is 1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801. The Issuer will not and is not permitted under its Operating Agreement to engage in any business or take any action other than with respect to the Channel Drop and the distribution of the NYR to holders of the RSUs. For U.S. tax purposes the Issuer will be a "disregarded entity" and will not be required to file any tax return or pay any taxes. Wyoming does not have an income tax, so the Issuer also will also not file any state tax return.

***Expected Financial Results – No Tangible Assets; No Profit or Loss.*** The Issuer will never receive or hold any investor funds (other than on a temporary basis with respect to one or more Distribution amounts temporarily undeliverable to an investor's wallet, in which case such amounts will be held in trust for the benefit of the respective investor). Proceeds from the Offering will be paid directly to the Creator and GigaStar by the Escrow Agent, and the Channel's YouTube Revenue will be sent by YouTube directly to the Paying Agent for the benefit of and distribution to the investors, the Creator and any third-party service providers. As a result of the Issuer's operations being limited to establishing the processes by which the Channel Drop will occur and the YouTube Revenue will be distributed to CRT holders, the Issuer is not expected to ever have any cash or other tangible or intangible assets, any debt or other liabilities, any net gain or net loss, or any other financial results typically associated with an operating business.

***Business Plan.*** The Issuer's Operating Agreement expressly limits the Issuer and its Manager to activities directly related to the Channel Drop, including the payment of Distributions to investors and other administrative matters related to the Channel Drop (or appointing nominees, agents or other representatives to take such actions on the Issuer's behalf). Prior to the closing of the Channel Drop, the Issuer's business operations will consist solely of authorizing the GigaStar Market to conduct and close the Offering, retaining the Escrow Agent and other matters necessary for the Channel Drop to occur. Following the closing of the Channel Drop, the Issuer's operations will consist solely of:

- Instructing the Escrow Agent to pay GigaStar its Offering fee and expenses related to the Channel Drop;
- Authorizing the Escrow Agent to pay the Creator for the Revenue Sharing Units sold in the Offering;
- Authorizing GigaStar Technologies LLC to create and issue the CRTs pursuant to the Smart Contract;
- Causing the Creator to direct YouTube to forward the Channel's YouTube Revenue to the Paying Agent;
- Directing the Paying Agent to have the investor's portion of the YouTube Revenue converted from USD to USDC;
- Authorizing the Paying Agent to distribute the YouTube revenue to the LLC for the benefit of the CRT holders and then cause such amounts to be distributed to theCRT holders through the blockchain, to GigaStar Technologies LLC for its fees, and to the Creator in the manner specified by the Creator; and
- Taking such other administrative steps (such as preparing annual financial statements, making the annual filing required of a Wyoming limited liability registered in the State of Wyoming, etc.).

Most of these steps are automated, including payment of Distributions, and will occur without any action by the Issuer.

**The Issuer's Products and Services**

Other than the CRTs, the Issuer does not and will not produce or provide any products or services. Its only business is facilitating the purchase of the Revenue Sharing Units from the Creator and the other matters described above. Although the Issuer itself will not have any management rights over the Channel, the Creator believes there are opportunities to significantly grow the Channels' fan base, subscriber metrics and YouTube Revenue. Specifically, the Creator believes that this Channel Drop, together with the closer engagement it is expected to bring with its fans, and the continued production of videos of interest to such fans, will result in an increase in YouTube Revenue over time.

**Intellectual Property Competition and Litigation**

The Issuer does not, and is not expected to, own any intellectual property. All of the intellectual property of the Channel is owned by the Creator. Due to the nature of the Issuer's limited business purpose, the Issuer does not believe it has any competition. The Creator and the Channel face intense competition for subscribers and revenue. Additionally, YouTube faces competition from other media companies and forums, and the online video industry itself faces growing competition. The Issuer is not subject to any pending or threatened litigation.

## THE CREATOR, MANAGERS, MEMBERS, EMPLOYEES AND INDEMNIFICATION

The Issuer's Manager, Member and number of Employees are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

**The Creator**

Ryan Monoski is the Creator of the Channel. Ryan has operated the Stock Moe channel since 2014, and began posting content in August of 2020 in the finance genre.

**The Manager and the Member**

The Manager and sole Member of the Issuer is Ryan Monoski.

**Employees**

Other than the Manager, the Issuer has no employees and is not expected to ever hire any part-time or full-time employees.

**Indemnification**

Indemnification is authorized by the Issuer to managers, officers and persons acting pursuant to a delegation of authority as agent, nominee or other role pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Capitalization, Debt and Ownership**

*Capitalization.*  The Issuer's capitalization is solely represented by the membership Interest in the LLC held by the Manager.  The Manager did not pay any consideration for the membership interests, but agreed to direct the Channel's YouTube Revenues to the Paying Agent, and allocating a portion of such revenue to the Revenue Sharing Units being sold in this Offering, as well as making other representations, warranties and covenants necessary for this Offering to occur under Regulation CF. The membership interests were issued immediately upon the formation of the Issuer.  The Issuer's Operating Agreement prohibits the issuance of any other membership interests.

*Debt.*  As of the date of this Form C, the Issuer has no debt outstanding and it does not expect to ever borrow any funds or have any debt (other than with respect to any amounts it is holding in its omnibus account for the benefit of investors for whom Distributions temporarily cannot be made, which are generally likely to be due to a failure of the investor to provide correct information for their wallet or financial institution.

*Ownership.*  The Creator, or an entity controlled by the Creator, owns 100% of the Membership Interests of the Issuer.

*Financial Information.*  Financial information for the Issuer is provided on the cover page of this Form C and in  the financial statements included with this Form C.  The Issuer is not permitted to under its Operating Agreement and is not expected to ever have any assets or liabilities (other than what it may hold from time to time for the benefit of one or more investors in this Offering if any accrued Distributions are temporarily undeliverable), or any or any net profit or loss.  The Issuer has no cash, cash equivalents or other assets and does not expect to require any capital or other expenditures to conduct its business.

*Material Changes and Other Information - Trends and Uncertainties.*  After reviewing the above discussion of the steps the Channel intends to take to grow its YouTube Revenue (see "*Business – Plan to Increase YouTube Revenue*"), potential investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment, and whether the Channels popularity and corresponding YouTube Revenue is likely to increase as a result. Potential investors should also assess the consequences to the Issuer of any delays in the Creator and/or the Channel taking these steps and whether the Creator will need additional financing to accomplish them.  Financial statements for the Issuer required under Regulation CF are attached to this Form C as Exhibit A.

## THE CHANNEL

Stock Moe (the "**Channel**") first premiered on YouTube in 2014 and began posting videos in 2020, as a place where Ryan Monoski, the Creator and host of the Channel (the "**Creator**"), shares financial and investment information.  As of the date of this Form C, the Channel had approximately 1,945 videos posted on YouTube.  In the first 6 months of 2023, 369 videos were posted. The average length of the videos was 13:57 minutes, with the shortest video being 0:21 minutes and the longest being 1:24:26 minutes.  No part of the Channel, other than the YouTube revenue, is part of this Offering.

*Channel Metrics.*  Based on reports for the Channel issued by YouTube and made available to the Issuer by the Creator, The Channel's subscriber metrics and YouTube Revenue for 2022 and estimates for 2023 are as follows:

| Period | Subscribers | YouTube Revenue |
|---|---|---|
| Calendar Year 2022 | 591,626 | $301,162 |
| Estimated Calendar Year 2023* | 607,328 | $253,612 |

*Estimated Calendar Year 2023 amounts are calculated based on 2023 1st half actuals with an estimated 2nd half using 2022 average.

**Plan to Increase YouTube Revenues and Competition**

The Issuer and the Creator believe that the combination of continued YouTube video productions by the Channel coupled with increasing subscriber metrics and stronger fan affinity are likely to help grow the Channel's YouTube Revenue. To the extent the Channel's YouTube revenue increases, CRT holders will directly benefit from any such increase in the form of larger Royalties. To the extent a secondary market ever develops for the CRTs, they may increase in value based on the increasing YouTube Revenue and growing subscriber base, if they occur.

As an example of the effect of possible increases in YouTube revenue over time, the following table provides information as to the possible Revenue Sharing Units to be paid on each CRT, assuming the stated compounded annual growth rate ("**CAGR**") and no changes in YouTube's payment levels or other factors affecting YouTube Revenue:

***Possible Growth in Distributions.*** The Issuer and the Creator believe that the combination of the expected continued YouTube video productions by the Channel coupled with increasing subscriber metrics and stronger fan affinity are likely to help grow the Channel's NYR and Distributions on the RSUs. As described under "Summary - Calculation of Distribution Amounts to Investors" and "Securities Sold in this Channel Drop - Calculation of Distribution Amounts to Investors," if the Channel's annual Distributions for the first year after the Closing of the Channel Drop were $30,116.20 (based on the Channel's NYR for 2022) and applying hypothetical 10% and 20% compounded annual growth rates ("**CAGR**") and no changes in YouTube's payment levels or other factors that could affect the Channel's Net YouTube Revenue, Distributions would increase as set forth below:

| Hypothetical 2023 Revenue Share per RSU and ROI | $4.26 | 7.1% | | |
|---|---|---|---|---|
| **Hypothetical Growth** | **10% CAGR** | **Annual ROI** | **20% CAGR** | **Annual ROI** |
| **Year 3** | $5.16 | 8.60% | $6.14 | 10.23% |
| **Year 4** | $5.67 | 9.46% | $7.37 | 12.28% |
| **Year 5** | $6.24 | 10.40% | $8.84 | 14.73% |

**This above example is merely a mathematical calculation based on the Channel's average YouTube Revenue for 2022 multiplied by the respective CAGR, and do not reflect any applicable Service Fees. There can be no assurance that the Channel will have any level of growth or any YouTube Revenue in any given year or over any particular period. Smaller increases in annual YouTube Revenue, or any year-to-year declines would be likely to have an adverse effect on resulting Revenue Sharing Amounts for the CRTs, and prospective investors should not expect the above information to reflect the most likely scenario. Additionally, other factors, including some beyond the Creator's control, could lead actual results to differ materially from those set forth above.**

While the Creator believes this Channel Drop will contribute to the further growth of the Channel due to the increased fan loyalty and closer relationships with the Channel's fans that is expected to result from this Channel Drop, the Creator is not committed to spending any portion of the net proceeds from the Channel Drop on the Channel or its business.

## THE CHANNEL DROP

The Issuer is offering a minimum of $97,500.00 and a maximum of $390,000.00 of RSUs on the terms and conditions described in this Form C. This Offering is being conducted for the Issuer pursuant to Regulation CF and Rule 4(6) under the Securities Act through GigaStar Portal LLC dba GigaStar Market, located at https://gigastarmarket.io. The GigaStar Market is a registered Crowdfunding Portal with the SEC and FINRA.

If the minimum number of RSUs offered for sale are not sold by August 21, 2023, the Offering will be canceled, no RSUs will be issued, and all investment amounts will be returned to investors without interest and generally in the form received. Investment commitments may be accepted or rejected by the Issuer in its sole discretion. The Issuer and the GigaStar Market each have the right to cancel or rescind this Offering prior to the closing.

***How to Purchase the Securities.*** In order to purchase the CRTs, you must make a commitment to purchase by completing the subscription process hosted by GigaStar Portal LLC dba GigaStar Market (the "**Intermediary**"), including complying with its know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to receive their CRTs indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the investor.**

Investor funds will be held in escrow in a non-interest bearing account with Metropolitan Capital Bank, the Escrow Agent, until the Minimum Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Issuer designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) only by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Issuer will notify investors through the Intermediary when the Minimum Offering Amount has been reached. If the Minimum Offering Amount is reached prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering opened and the Issuer, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors and (iii) the Issuer continues to meet or exceed the Minimum Offering amount on the date of the expedited Offering Deadline.

Investors whose subscriptions were accepted in the initial closing of the Offering, or if applicable, any subsequent closing, will receive a counter-signed copy of their Revenue Sharing Agreement via electronic format/PDF.

***Intermediate Closings.*** In the event the Minimum Offering Amount is reached prior to the Offering Deadline designated in the Channel Drop listing, the Issuer may conduct the first of possibly multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

**Distributions on RSUs Purchased after the Initial Closing**

Distributions on RSUs will commence beginning for the month after the respective closing. (See ***"Securities Sold in this Channel Drop – The Revenue Sharing Agreements"***) If an Initial Closing occurs in January, as an example, Distributions on the RSUs issued in that Closing will first apply to the Channel's NYR in February, and the actual Distribution will occur in March. Similarly, RSUs issued in any intermediate closing, or in a final closing will begin to accrue Distributions in the month following the applicable closing and will receive the actual payment in the next month.

***Material Changes.*** If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm their investment within five (5) business days of receiving notice, the investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Minimum Offering Amount is reached, the funds will be released to the Issuer upon the closing of the Offering and the investor will receive the CRTs in exchange for their investment.

***Cancellation of the Offering.*** In the event the Offer is canceled for any reason, all investor funds will be returned to investors in the same form as payment was made for the CRTs.

***Cancellation of Investment Commitments.*** Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

***Transfer Agent and Registrar.*** The Issuer will act as transfer agent and registrar for the RSUs. Additionally, all CRTs and the wallets in which they are held are recorded on the blockchain.

**The Smart Contract**

A smart contract is a computer program or a transaction protocol which automatically executes, controls and/or documents legally relevant events and actions according to the terms of a contract or an agreement. The Smart Contract for the CRTs has been programmed to track the wallet of each CRT, including after any transfers of CRTs, to know the total amount of CRTs held in each wallet at any time, and to distribute the USDC representing the Revenue Sharing Units placed into the blockchain by the Paying Agent to the appropriate wallets.

*Tokenization.* Each RSU will be represented by a CRT, which is a blockchain-based digital asset. The Issuer anticipates that the CRTs will be developed on the Polygon protocol and each CRT will be issued on the Polygon blockchain network; however, the Issuer may choose to issue or reissue the CRTs through GigaStar Technologies LLC on an alternative blockchain and/or using an alternative protocol, in its sole discretion. Each CRT is not an RSU; rather, each CRT is a digital representation of one or more RSUs, depending on the tier of CRT (Gold, Platinum or Diamond).

● It is not a condition to a closing of the Offering that CRTs be made available.

● The CRTs have no legal, economic, or any other rights associated with them that are contained in the Revenue Sharing Agreement(s) or the RSUs. The only rights associated solely through the CRTs are the perks programmed into the Smart Contract. See *"Summary – The Channel Revenue Tokens (CRTs) and Additional Perks."*

● The record of ownership of the RSUs will be maintained in book-entry form by the Issuer. The blockchain record of each CRT is a "courtesy copy" of the corresponding book- entry records maintained by the Issuer. The books and records maintained by the Issuer will, in all circumstances, be the controlling record of ownership of the RSUs.

● The Issuer will seek to cause the book-entry record of the ownership of the RSUs to effectuate the transfer of RSUs and will inspect the blockchain record periodically to ensure accuracy with the corresponding book-entry record. If necessary, the Issuer will, by either "burning" and/or "reissuing" CRTs, remedy errors in the blockchain record or if RSUs are transferred in error or impermissibly. The accuracy of the blockchain record will have no impact on the transfer and ownership of the RSUs.

**The Channel Revenue Tokens**

Each investor will be issued one or more Gold, Platinum or Diamond CRTs on the blockchain representing the total quantity of RSUs purchased. The CRTs are the investors "ticket" to receiving Distributions of royalties as well as the perks associated with their purchase. Investors can choose from three investment levels. For example, an investor who wishes to invest $60.00 can choose one Gold Level CRT (representing 1 RSU), while an investor who wishes to make a $240.00 investment can choose one Platinum Level CRTs (representing 4 RSUs each and the perks listed below) together with one or more Gold Level CRTs. An investor who wishes to make a $960.00 investment can choose one Diamond Level CRTs, with each Diamond Level CRT representing 16 RSUs each and additional perks not available at the Gold and Diamond Levels.

*Distributions and Perks.* Distributions for the RSUs will be paid through the blockchain to each investor's wallet which has been successfully associated with the investor's CRT(s). Distributions to investors who have not connected a wallet to the Smart Contract will be held until a wallet is connected for the RSUs. Perks for any CRT which are not issued on a one-time basis following the closing of the Channel Drop will be recorded and tracked on the applicable CRT.

*No Right of Repurchase.* Unlike many offerings of royalty interests of various types, in this Offering the Issuer does not have any right to repurchase the CRTs (or the RSUs) from investors without the consent of the investor. A right to repurchase, sometimes known as a "call", a "call right" or a "call option" can be disadvantageous to investors because the artist (or an investment group put together for such purpose), will exercise the "call right", which typically has a fixed price or a fixed formula to determine the price the investor must accept. In many cases the issuer of a security that has a call right will exercise that right to repurchase the security just as the revenues, profits or other economic benefit underlying the security are about to increase substantially.

*No Dividends*. Neither the RSUs nor the CRTs entitle investors to any dividends (other than amounts payable on the Revenue sharing Units in the form of Distributions specified above).

*Restrictions on Transfer.* The Revenue Sharing Units are not transferrable for any reason without a transfer of the related CRT. Similarly, a CRT may not be transferred without its respective RSU(s). RSUs (and as a result, CRTs) may not be transferred by any investor during the one-year holding period beginning when the CRTs were issued, unless such CRTs are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each investor should be aware that although the CRTs may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Each Revenue Sharing Agreement will contain a legend substantially as follows:

> **THIS RSA AND THE REVENUE SHARING UNITS PURCHASED HEREBY HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. ACCORDINGLY, THIS RSA, THE REVENUE SHARING UNITS PURCHASED HEREBY AND THE RELATED CRT(S) CANNOT BE RESOLD OR TRANSFERRED BY ANY PURCHASER WITHOUT REGISTRATION OF THE SECURITIES UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS, OR IN A TRANSACTION WHICH IS EXEMPT FROM SUCH LAWS.**

Additionally, it is likely that CRTs (and thus the RSUs) will only be transferrable on a designated platform created or selected by GigaStar Technologies, Inc. There can be no assurance that any such designated market will be selected. If such a designated platform is selected, there can be no assurance that there will be a liquid market for the CRTs/RSUs, or at what price such would trade at. Investors should not purchase the RSUs solely with the intent of selling them at a profit on a secondary market.

**Valuation and Purchase Price of the CRTs**

Neither the Issuer nor the Portal has sought any independent, third-party appraisal of the value of the Channel, the Channel's future YouTube Revenue or the value of the perks attached to any tier of the CRTs. The Issuer and the Creator have agreed that, for purposes of this Offering, a valuation of approximately 13 times the Channel's current annual Net YouTube Revenue, based on the Channel's 2022 YouTube Revenue, is appropriate. Based on this formula, the ascribed value to the Channel's YouTube revenue (and not to any other portion of the Channel) solely for purposes of this offering, was $3,900,000.00.


**SECURITIES SOLD IN THIS CHANNEL DROP**


The Securities being offered consist of Revenue Sharing Units issued pursuant to Revenue Sharing Agreements between the Issuer and each investor. The CRTs are merely digital representations of the RSU and may not be represented to be the underlying securities offered in this Offering by any person pursuant to the rules and regulations governing this Crowdfunding Offering. The purchase price of each RSU is $60.00, and RSUs are issued in minimum quantities of one. The RSUs are being offered in three tiers. Each tier has the same economic value for each $60.00 cost. So, while the Gold Tier CRT consists of 1 RSU (for $60.00), a Platinum Level CRT consists of 4 RSUs (for $240.00), and a Diamond Level CRT consists of 16 RSUs (for $960.00), each RSU is entitled to the exact same dollar amount and percentage of the aggregate Net YouTube Revenue, and each achieves the same financial result.

**The Revenue Sharing Agreement.** The Revenue Sharing Agreement to be executed by each investor, which will be the same for every investor in this Offering other than investment amount, sets out the terms and conditions of the RSUs. Pursuant to the Revenue Sharing Agreement, Distributions will begin accruing on the first day of the month immediately following the closing date of the Channel Drop. As an example, if the Closing Date of a Purchaser's purchase is January 25th, the first month for which the RSU's will receive a Monthly Payment will be with respect to the YouTube Revenue generated by the Channel in February. YouTube generally sends YouTube Revenue for the month on the 25th of the following month. The Paying Agent for the Channel Drop generally needs 1-2 business days to process the Distributions. As such, investors would generally receive the February Distribution on approximately March 27th, with all Distributions for subsequent months similarly being paid on or about the 27th of the following month. In some cases, YouTube does not send the funds until after the 25th. In that case the Paying Agent will send the Distribution on the first day of the next month (in this example, April 1st). The foregoing notwithstanding, the Issuer shall not be required to make a Monthly Payment if the amount of such payment is equal to or less than $0.50 on any RSU. For the avoidance of doubt, any amount equal to or less than $0.50 shall not accrue or become payable with any subsequent Monthly Payments. Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs is less than $100 per month for six consecutive months.

***Effect of Additional Sales of RSUs by the Creator – No Dilution.*** Unlike when a corporation issues additional shares of common stock and the prior shareholders suffer dilution, additional offerings of RSUs by the Creator will have no impact on the RSU's offered in this Offering. The new RSUs will not participate in the portion of the NYRs sold in this Offering. The Creator would need to assign an additional portion of the Channel's NYR to that offering. Thus, only the Creator would experience any dilution.

***Termination of Payment Obligations.*** The RSUs, and the Issuer's obligations under the RSUs, shall automatically terminate if the Monthly Payment for all the RSUs in the aggregate is less than One Hundred Dollars ($100.00) for six consecutive months (as a point of reference, with 6,500 RSUs outstanding, an aggregate of $100 as a Monthly Payment amount would be $0.02 with respect to each RSU outstanding, and with 1,625 RSUs outstanding such amount would be $0.06 per RSU). Upon such termination, the Issuer shall be entitled to "burn" the CRTs without any further action/consent by the Purchasers.

***No Maximum Return, Liquidation Preference or Guarantied Return.*** Like the CRTs, the RSUs have no maximum return or liquidation preference. Examples of a "maximum return" would be (1) "the security terminates after the investors have received distributions equaling two times their original investment" (or such other specified amount) or (2) "the security will terminate after the fifth anniversary of its issuance date." Maximum return provisions generally limit the amount of gain an investor will receive. Examples of a liquidation preference would be "the other parties entitled to a portion of the NYR will only receive 75% of that which they are entitled until party X has received two times their original investment (or such other specified amount). Liquidation provisions favor the preferred party. Instead of either of these provisions, investors in this Offering will share in the NYR with the Creator and all other investors according to their pro rata ownership, subject to any fees applicable to either group until the termination of the RSUs in the manner set forth above under – ***Termination of Payment Obligations***." No level of financial returns is promised or guaranteed to investors.

***No Dividends***. The RSUs do not entitle investors to any dividends (other than amounts payable on the Revenue Sharing Units in the form of Distributions specified above).

***Restrictions on Transfer.*** The RSUs are not transferrable for any reason without a transfer of the related CRT. Transfer restrictions on the CRTs are described below.

***Indemnification.*** The Purchasers in this Offering, under the terms of the Revenue Sharing Agreements, agree to indemnify and reimburse the Issuer, GigaStar Market and its affiliates and the Paying Agent (the "**Indemnified Parties**") from any actual liabilities, costs, expenses, or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Paying Agent in the ordinary course of its or its agents' fulfillment of agent services under this Agreement), which are incurred as a result of any misstatement regarding the investor's status as a U.S. or foreign citizen or any other misstatement of fact regarding the investor made in any document furnished by the investor to any Indemnified Party in connection with this Offering.

***The Paying Agent.*** To facilitate the Channel Drop, the Creator has irrevocably directed YouTube to send 100% of the Channel's YouTube Revenue to Metropolitan Capital Bank & Trust, the "**Paying Agent**" for the Offering. The Paying Agent will convert the investors' portion into USDC and send the USDC to the Smart Contract, which automatically directs each investor's portion to the investor's wallet.

**The Revenue Sharing Units (the "RSUs").** The Revenue Sharing Units are perpetual (subject to aggregate monthly Distributions not falling below $100 per month for six consecutive months, as described below under "*Termination of Payment* Obligations") and do not have an expiration date. Revenue sharing amounts will be paid monthly through the blockchain, with payments being sent in USDC stable coin to each CRT holder's wallet. If a partial closing occurs, the RSUs sold in that closing will begin accruing revenue sharing amounts as of the first day of the month immediately following that closing, but RSUs purchased in later closings will not begin to accrue until the first day of the month immediately following the closing applicable to those RSUs.

Distributions will generally occur monthly. No Distribution will be made for any RSU where the monthly Distribution is less than $0.50 (and such amount will not carry over to the next Distribution). Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs is less than $100 per month for six consecutive months.

Investors who have or create a crypto wallet and connect it to the Blockchain will receive their Distributions faster and with no extra charge through their CRT(s), which will be issued to each investor after the closing of the Offering. Distributions to investors who have not connected a wallet to the Smart Contract will be held until a wallet is connected for the RSUs.

**Flow of YouTube Revenue to Investors.**

The following diagram m shows how the YouTube revenue goes from YouTube to each investor's crypto wallet:



YouTube/ MCN
Investor Wallets
Monthly YouTube Revenue
Creator
Company Escrow Account at MetCap Bank & Trust (Paying Agent)
Issuer/Smart Contract


The Channel could possibly use a Multi-Channel Network ("**MCN**"). MCNs are companies approved by YouTube to work with YouTube channels to help promote videos and negotiate other transactions. Pursuant to a contract between the MCN, YouTube and the Creator, the Channel's YouTube Revenue is first sent to the MCN, which deducts its fee (the "**MCN Fee**") from the Channel's YouTube Revenue and then sends the remaining portion of the YouTube Revenues to the Paying Agent. After paying the Distributions to investors, the Paying Agent will send the remaining portion of the NYR to the Creator and to third-party service providers, including GigaStar Technologies LLC, an affiliate of GigaStar Market, which, among other things, licenses its proprietary GigaStar Smart Contract™ to the Issuer and handles certain post-offering matters for the Issuer. NYR means the gross amount of YouTube Revenue the Channel less the MCN Fee. The Channel Does not currently use an MCN but the Creator reserves the sole right to decide to do so in the future based on the potential overall growth of the Channel, which in certain cases may not directly translate into a proportionate increase in NYR. If an MCN is used, it is expected the MCN fee would be 10% of the Channel's YouTube Revenue.

***Transfer Restrictions.*** RSUs may only be transferred as part of a transfer of the related CRT. CRTs (and thus the RSUs) will only be transferrable on a designated secondary market selected by GigaStar Technologies, Inc. There can be no assurance that any such designated market will be utilized.

**Calculation of Distribution Amounts to Investors.** Distributions (and the return on investment, known as ROI)) for any given year will always be the same for each RSU regardless of the number of RSUs held or the CRT Level (Gold, Platinum or Diamond) purchased. Similarly, the annual Distribution amounts on each RSU will be the same for each RSU regardless of the number of RSUs sold in this Offering (i.e., whether the Minimum Offering Amount or the Maximum Offering Amount is reached).

The dollar amounts the holder of each RSU will receive is based on the amount of the Channel's NYR and the percentage of the NYR to which each RSU is entitled. The percentage of the NYR to which each RSU is entitled is equal to the maximum (or minimum) percentage of the Channel's NYR offered for sale, and the maximum (or minimum) number of RSUs offered for sale by the Creator in the Channel Drop. In this Offering the Creator is offering a maximum of 10% of the Channel's NYR for a maximum of 6,500 RSUs offered or, at the Minimum Amount, 2.5% for the minimum number (1,625) of RSUs offered. As such, each RSU is entitled to 0.0015% of the NYR (calculated by dividing 10% by 6,500, or dividing 2.5% by 1,625), less the 8% service fee.

As an illustration, if the Channel's average NYR for 2022 of approximately $25,097 remained the same for the 12 months immediately following the closing of this Offering (for an annual aggregate NYR of $301,162), the aggregate 10% of the NYR payable on the 6,500 RSUs would be $30,116.20. Each RSU would be entitled to receive $4.63, before deduction of the 8% service fee. After deducting the fee, each RSU would be entitled to $4.26 in Distributions for the year, representing an ROI of 7.1%.

Similarly, if only the Minimum Amount of RSUs are sold (1,625) for $97,500, only 2.5% of the NYR would be payable on the

RSUs, resulting in the same annual distributions and ROI as in the above example. The above are just examples based on the Channel's average NYR for 2022. The NYR for the other 11 months in the hypothetical annual period will likely be more or less than $25,097 per month, and there can be no assurance of any actual NYR amount.

**Verification of Distribution Amounts to Investors.** As described above, monthly Distribution amounts to investors are principally based on the Channel's YouTube Revenue for the month. Each month when YouTube sends the YouTube Revenue to the Paying Agent, it also posts the amount on the Channel's YouTube Portal. Similarly, the Paying Agent provides a monthly statement of the YouTube Revenue it received and the disbursements it made (including the investor Distributions). The Issuer (or an independent third-party provider) will review all such information on a periodic (but not less than annual) basis to ensure that all Distribution amounts were accurate. The amount reported by YouTube as YouTube Revenue for each month will also be posted on the GigaStar Technologies Portfolio for investors to review.

<center>TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST</center>

Except with respect to the payment of the net proceeds to the Creator in return for the Creator to direct the Channel's YouTube Revenue to the Paying Agent, and the Issuer's Operating Agreement, the Issuer has not engaged in, and does not expect to engage in any transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated based on voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

<center>PREVIOUS OFFERINGS OF SECURITIES</center>

The Issuer has not made any prior offerings of securities other than the issuance of 100% of the membership interests of the Issuer to the Creator. Other than the membership interests, the Issuer has no other debt or equity securities issued and outstanding as of the date of this Offering.

<center>TAX AND LEGAL MATTERS</center>

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

TO ENSURE COMPLIANCE WITH REQUIREMENTS OF THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR, INCLUDING WITH RESPECT TO FEDERAL AND STATE TAXES.

**Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.**

<center>ADDITIONAL INFORMATION AND DISCLAIMER OF OUTSIDE PRESENTATIONS</center>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to investors and their professional advisors upon request. Prior to making an investment decision regarding the securities described herein, prospective investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C.

Additionally, the Issuer's Manager, which is the Channel's Creator, may participate in certain live interviews, or the filming or recording through various media of such interviews or other presentations (each, a "**Presentation**") and in the course of such

Presentations may present certain business information. The Issuer will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in any Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in any Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Issuer's or the Channel's business and operations. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance. Investors should not rely on such statements in making an investment decision for this Offering.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et. seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Ryan Monoski

/s/  Ryan Monoski

Its:  Manager

[/s/Ryan Monoski]

Its: Sole Officer and Manager

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBITS

    A. Financial Statements
    B. Formation Documents
    C. Offering Page
    D. Offering Page Video Script

**Stock Moe Channel Drop, LLC**

**(A Wyoming Limited Liability Company)**

**Financial Statements**

**For the Period from Inception**

**(July 13, 2023) through July 19, 2023**



C L O V E R

CPAS & CONSULTANTS

**Stock Moe Channel Drop, LLC**
**(A Wyoming Limited Liability Company)**

**Table of Contents**



Independent Accountants' Review Report

To the Member of
Stock Moe Channel Drop, LLC
Sheridan, Wyoming

We have reviewed the accompanying financial statements of Stock Moe Channel Drop, LLC, which comprise the balance sheet as of July 19, 2023, and the related statements of operations and changes in member's equity, and cash flows for the period from inception (July 13, 2023) through July 19, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the member's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Member's Responsibility for the Financial Statements**

The Member is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Stock Moe Channel Drop, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountants' Conclusion on the Financial Statements**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Clover CPAs & Consultants, LLC*

Deerfield, Illinois
July 19, 2023

**790 Estate Drive Suite 200, Deerfield, IL 60015**


**Stock Moe Channel Drop, LLC**
**(A Wyoming Limited Liability Company)**
Balance Sheet
July 19, 2023


**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | - |
| **Total Assets** | $ | - |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Liabilities | $ | - |
| Member's equity | | - |
| **Total Liabilities and Member's Equity** | $ | - |

**Stock Moe Channel Drop, LLC**
**(A Wyoming Limited Liability Company)**
Statement of Operations
For the period from Inception (July 13, 2023) through July 19, 2023

| | | |
|---|---|---|
| **Revenues** | $ | - |
| **Expenses** | | - |
| **Net Income (Loss)** | $ | - |

*See Accompanying Notes and Independent Accountants' Review Report.*


**Stock Moe Channel Drop, LLC**
**(A Wyoming Limited Liability Company)**
Statement of Changes in Member's Equity
For the period from Inception (July 13, 2023) through July 19, 2023


| | | |
|---|---|---:|
| **Balance, July 13, 2023** | $ | - |
| Net income (loss) | | - |
| **Balance, July 19, 2023** | $ | - |

*See Accompanying Notes and Independent Accountants' Review Report.*

4

**Stock Moe Channel Drop, LLC**
**(A Wyoming Limited Liability Company)**
Statement of Cash Flows
For the period from Inception (July 13, 2023) through July 19, 2023

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income (loss) | $ - |
| Net cash and cash equivalents provided by (used) in operating activities | - |
| Cash flows from investing activities: | |
| Net cash and cash equivalents provided by (used) in investing activities | - |
| Cash flows from financing activities: | |
| Net cash and cash equivalents provided by (used) in financing activities | - |
| Net increase (decrease) in cash and cash equivalents | - |
| Cash and cash equivalents at beginning of period | - |
| Cash and cash equivalents at end of period | $ - |

*See Accompanying Notes and Independent Accountants' Review Report.*

**Stock Moe Channel Drop, LLC**
**(A Wyoming Limited Liability Company)**
**Notes to the Financial Statements**
**For the period from Inception (July 13, 2023) through July 19, 2023**

## Note 1 – Organization and Nature of Anticipated Operations

A.  Business Description
Stock Moe Channel Drop, LLC ("the Company") was formed as a close limited liability company under the laws of the state of Wyoming. The Company was formed for the purpose of facilitating the sale of Revenue Sharing Units ("RSU's") of its sole member's YouTube channel revenue and for distributing such proportionate shares of revenue to the holders of the RSUs.  The sale of the RSUs will take place in a securities offering, exempt from registration with the United States Securities and Exchange Commission ("SEC"), under Regulation CF. The securities offering or "Channel Drop" is to be conducted by GigaStar Portal, LLC, doing business as GigaStar Market ("GigaStar Market"), a third-party licensed crowdfunding portal, see Note 3.

B.  Operating Agreement
The Stock Moe Channel Drop, LLC was formed on July 13, 2023, with the sole Managing Member owning 100 percent of the Company. The Company's sole member and manager is Ryan Monoski, creator of the Stock Moe YouTube Channel (the "Channel"). The Company's Operating Agreement prohibits the issuance of any other membership interests.

C.  Anticipated Operations
The Company's sole source of revenue will be the portion of the Channel's net YouTube revenue purchased by individuals in the Channel Drop (the "RSU Holders"), and all such revenue will be distributed by the Company to the RSU Holders in the manner set forth in the Form C to be filed by the Company, with the SEC, in connection with the Channel Drop.  As such, the Company's activities are not expected to yield any net profit or loss. As of July 19, 2023, and as of the date these financial statements were available to be issued, the Channel Drop has not yet occurred, and the Company had no operating activities.

The Company's prospects are subject to the customary risks, expenses and uncertainties frequently encountered by companies with dependence on key personnel, limited business operations, popularity of a social marketing platform, and rapidly evolving markets.

## Note 2 - Summary of Significant Accounting Policies

A.  Basis of Accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

B.  Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.  There are no cash accounts or cash equivalents held by the Company as of July 19, 2023.

C.  Estimates
Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*See Independent Accountants' Review Report.*

**Stock Moe Channel Drop, LLC**
**(A Wyoming Limited Liability Company)**
**Notes to the Financial Statements**
**For the period from Inception (July 13, 2023) through July 19, 2023**

**Note 2 - Summary of Significant Accounting Policies (Continued)**

D. Income Taxes

For income tax purposes, the Company is treated as a single-member limited liability company, or disregarded entity and any income or loss of the Company is included directly in the income tax returns of its member.  Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

E. Date of Management's Review

The Company evaluated all significant events or transactions that occurred through July 19, 2023, the date that the financial statements were available to be issued.

**Note 3 – Listing Agreement**

On July 17, 2023, the Company entered into an agreement with a third-party, GigaStar Market, a Delaware limited liability company, to conduct the offering of RSUs, as further described in Note 1. GigaStar Market operates as a crowdfunding intermediary registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") under SEC Regulation Crowdfunding ("Regulation CF").

Per the agreement, GigaStar Market will provide the Company with the use of its online platform to facilitate the offering of securities to prospective RSU holders. In addition, GigaStar Market will assist in preparing the offering page on its platform, prepare offering materials and perform other related administrative functions related to the offerings. The terms of the agreement include a complimentary offer listing through GigaStar Market's online platform, and a fee equal to ten percent of the aggregate dollar amount received in the offering of the RSUs. The fee is payable upon closing of the offering and is contingent upon the offering meeting the minimum target amount. The agreement also contains cancellation provisions based on various conditions.



**Wyoming Secretary of State**
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

# Limited Liability Company
# Articles of Organization

1. Name of the limited liability company:

Stock Moe Channel Drop LLC

2. This entity elects to be a close limited liability company:  **X**
*(Refer to the Close Limited Liability Supplement for more information W.S. 17-25-101-W.S 17-25-109.)*

3. Name and physical address of its registered agent:
*(The registered agent may be an individual resident in Wyoming or a domestic or foreign business entity authorized to transact business in Wyoming. **The registered agent must have a physical address in Wyoming.** If the registered office includes a suite number, it must be included in the registered office address. A Drop Box is not acceptable. A PO Box is acceptable if listed **in addition to a physical address**.)*

Name: Cloud Peak Law Group, P.C

Address: 1309 Coffeen Ave, Sheridan, WY 82801

4. Mailing address of the limited liability company:

1309 Coffeen Ave, Sheridan, WY 82801

5. Principal office address:

6. Certification. *(Please check the box to complete the required certification.)*

**X** I consent on behalf of the business entity to accept electronic service of process at the required email address provided on the form under the circumstances specified in W.S. 17-28-104(e).

**Signature:** *Ryan Monoski*
boxSIGN     1R6LPK9Z-1V7XJKQW
*(Shall be executed by an organizer.)*

**Date:** Jul 12, 2023
*(mm/dd/yyyy)*

Print Name: Ryan Monoski

Contact Person: Ryan Monoski

Daytime Phone Number: 570-974-5974     Email: realstockmoe@gmail.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

LLC-Articles Organization - Revised June 2021



**Wyoming Secretary of State**
**Herschler Building East, Suite 101**
**122 W 25th Street**
**Cheyenne, WY 82002-0020**
Ph. 307.777.7311
Email: Business@wyo.gov

# Consent to Appointment by Registered Agent

I, [                                    ] , registered office located at

*(name of registered agent)*

[                                    ] voluntarily consent to serve

*(registered office physical address, city, state, & zip)*

as the registered agent for [                                    ]

*(name of business entity)*

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

**Signature:** _____  **Date:** [                ]

*(Shall be executed by the registered agent.)*  *(mm/dd/yyyy)*

Print Name: [                ]   Daytime Phone: [                ]

Title: [                ]   Email: [                ]

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Registered Agent Mailing Address
*(if different than above):* [                ]

**IMPORTANT:** If you are an existing registered agent and your existing address on record does not match what is provided on this form, a **Registered Agent Information Update** form is also required.

EXHIBIT C

# OPERATING AGREEMENT

_____ Stock Moe  **Channel Drop LLC**
**(a Wyoming Close Limited Liability Company**
**(Organized under the Wyoming Limited Liability Company Act)**

## ARTICLE I
### INITIAL DATE AND PARTIES; AUTHORIZATION

**Section 1.01.  Initial Date and Parties.**  This Agreement became effective the date articles of organization were filed with the Wyoming Secretary of State and is between the Company and its Member.

**Section 1.02.  Authorization for this Agreement.**  This Agreement is made under the LLC Act.

**Section 1.03.  Notice Of Restrictions On Transfers And Withdrawals.**  The rights of members in a close limited liability company may differ materially from the rights of members in other limited liability companies.  The Close Limited Liability Company Supplement of the Wyoming Limited Liability Company Act, articles of organization, and operating agreement of a close limited liability company may restrict transfer of ownership interests, withdrawal, or resignation from the company, return of capital contributions and dissolution of the company.

## ARTICLE II
### DEFINITIONS

Unless the language or context clearly indicates otherwise, the following definitions apply:

- **Act of Members** mean decisions by Members holding a majority Membership Interest Percentage, unless a different percentage is specified herein.  These may occur by meeting or written consent.

- **Agreement** means this agreement and the articles of organization, as amended from time to time.

- **Assignee** has the meaning set forth in Section 5.05.

- **Capital Account** means the account of the Member set forth in Article V.

- **Channel** means the YouTube channel located at URL: _https://www.youtube.com/@StockMoe_____

- **Channel Drop** means the offering of YouTube revenue interests conducted by the Company through GigaStar's SEC/FINRA licensed Crowdfunding Portal.

- **Channel Drop Documents** has the meaning set forth in Section 6.03.

- **Channel Revenue Interests** means the securities purchased in the Channel Drop entitling the holder to a specific percentage of the aggregate YouTube revenue interests sold in the Channel Drop.

- **Channel Revenue Tokens** means the digital representations of the Channel Revenue Interests described in the Form C for the Channel Drop.
-
- **Charging Order Holder** has the meaning set forth in Section 5.02.

- **Code** means the Internal Revenue Code, as amended.

- **Company** means this LLC, a Close Limited Liability Company organized under the LLC Act.

- **Creator** means _____Ryan Monoski_____

- **Default Rule** means a rule in the LLC Act which: (i) structures, defines, or regulates the finances, governance, operations or other aspects of a limited liability company under the LLC Act, and (ii) applies except to the extent it is negated or modified by the Agreement.

- **Dissolution Event** shall mean only such time when no further amounts are owed to any person under the Channel Revenue Interests or CRTs representing such interests (other than any Channel Revenue Interests/CRTs held by the Creator or his or her immediate family members).

- **Fiscal Year** means calendar year.

- **GigaStar** means GigaStar Technologies LLC.

- **LLC Act** means the Wyoming Limited Liability Company Act and Close Limited Liability Supplement.

- **Manager** means the person or persons specified in Article VI.

- **Member** means a person with ownership interest in the Company.

- **Membership Interest** and **Percentage** have the meanings set forth in Article V.

- **Net Losses** and **Net Profits** mean net losses and profits of the Company computed in accordance with the customary methods of accounting consistently applied from prior periods and shall be allocated and distributed according to Membership Interest Percentage.

- **Net Operating Cash Flow** means all cash received by the Company from operations, including, but limited to, rents fees and reimbursements and proceeds from sales (including sales of Channel Revenue Interests), financings or re-financings and amounts received from YouTube in connection with the Channel Drop, all as decreased by all cash expenditures for operations, including, but not limited to, expenditures for principal and interest on indebtedness, amounts paid to the Creator and the Channel Revenue Interest holders, taxes, insurance, management fees, commissions, reasonable reserves, repairs, maintenance, landscaping, renovation and capital improvements.

- **Officer** has the meaning set forth in Section 6.06.

- **Required Records** have the meaning set forth in Article IX**.**

- **Revenue Sharing Agreement** means, in the singular, any of those certain Revenue Sharing Agreements issued to purchasers of Revenue Sharing Interests in the Channel Drop, and in the plural, all of the Revenue Sharing Agreements issued in any Channel Drop.

- **Smart Contract** means the smart contract to be licensed from GigaStar Technologies, LLC for the principal purpose of distributing the Channel Royalty Tokens described in the Channel Drop and distribute the applicable amounts received from YouTube.

- **Substitute Member** has the meaning set forth in Section 5.03.

## ARTICLE III
## BACKGROUND OF THIS AGREEMENT

**Section 3.01.  History and Nature of the Company.**  The Company was organized in Wyoming and is authorized to engage in any legal act.  The Company's principal place of business is set forth in its articles of organization and may only be changed by an Act of the Member.

**Section 3.02.  Powers**.  The Company has only those powers granted in Section 6.03 of this Agreement.

**Section 3.03.  Registered Agent and Office**.  The Company's initial registered agent and its office are specified in the articles of organization.  The registered agent may only be changed by an Act of Members.

**Section 3.04.  Term**.  The Company commenced existence on the date its articles of organization were endorsed by the Wyoming Secretary of State and shall exist in perpetuity unless sooner terminated as provided in Article X.


## ARTICLE IV
## RELATIONSHIP OF AGREEMENT TO DEFAULT RULES AND ARTICLES

**Section 4.01.  Relationship of Agreement to LLC Act Default Rules.**  Regardless of whether this Agreement specifically refers to a Default Rule:

- If any provision of this Agreement conflicts with a Default Rule, the provisions of this Agreement control and the Default Rule is modified or negated accordingly; and
- If it is necessary to construe a Default Rule as modified or negated to effectuate any provision of this Agreement, the Default Rule is modified or negated accordingly.

**Section 4.02.  Relationship between Agreement and Articles of Organization.**  If a provision of this Agreement differs from a provision of the articles of organization, this Agreement governs to the extent the law allows.

## ARTICLE V
## CAPITAL STRUCTURE; MEMBERSHIP INTEREST AND PERCENTAGE

**Section 5.01.** Ownership rights in the Company are reflected in the Membership Interests and Percentages stated in the Capital Account maintained in the Required Records.  As of the date of this Agreement, there is a single Member, who is as follows:

| Member | Contribution | Membership Interest Percentage |
|---|---|---|
| Ryan Monoski | $0.00 | 100% |

*Total:     100%*

The Company shall not issue Membership certificates but shall at the request of the Member provide a statement setting forth the Membership Interest Percentage owned and any effective transfers.

**Section 5.02. Creditor Rights.**  If a court enters a charging order against a Member, a Substitute Member, or an Assignee, then the judgment creditor shall be referred to as the "*Charging Order Holder*."  Pursuant to W.S. 17-15-145, the charging order is the exclusive remedy by which a Charging Order Holder may obtain any satisfaction from the Company.

The Charging Order Holder has only those rights specified in the foregoing statute and nothing in this Agreement shall be construed to provide otherwise.  This Section does not deprive any Member, Substitute Member, or Assignee of rights under any available exemption laws.  A Charging Order Holder has no rights of a Member.

**Section 5.03. Admission of Additional Members by Consent.** No Person shall be admitted to the Company as an additional Member without the unanimous consent of the Members. The Members have no obligation to consent. The admission of an additional Member will have the effect of reducing the proportional Membership Interest Percentage of the existing Member or Members and increasing the Membership Interest Percentage of the admitted Member or Members.

- Admission Requirements. Notwithstanding the provisions of the foregoing section, no Person shall be admitted as a Member until that Person has:
- paid all expenses connected with admission;
- agreed to be bound by this Agreement;
- provided evidence satisfactory to the Manager in its sole and absolute discretion, that admission will not:
  - violate applicable securities law,
  - cause a termination of the Company under the Code or the LLC Act;
  - change the tax status of the Company; and
  - damage or diminish the value of the Company's property.

A violation of this Article in any respect shall make the admission of any Person as a Member null and void and of no force and effect; however, on full satisfaction of the aforementioned requirements, the proposed admittee shall be deemed a "*Substitute Member*."

**Section 5.04. Restrictions on Transfer.** To the fullest extent permitted by law, any transfer of, or creation or existence of a lien on, whether voluntary or involuntary, or by operation of law, any Membership Interest or portion thereof, or any beneficial interest in a Membership Interest, which affects the record of beneficial ownership in possession of any Membership Interest is null and void without the unanimous consent of the Members. The Members have no obligation to consent. Any transfer in violation of the provisions of this Article makes the proposed transferee an Assignee.

**Section 5.05. Assignee Interest Transferred.** The Person to whom a Membership Interest is sought to be conveyed by a Member shall be an "*Assignee*" until such time, if ever, as that Person satisfies in full the requirements of this Article and becomes a Substitute Member. Until such time as an Assignee is admitted as a Substitute Member, the Assignee shall have only those rights set forth in this Section.

A Transfer from a Member to another Person shall become effective on the date all conditions set forth in this Article are completed in full. Until an Assignee is admitted as a Substitute Member, the Company and the Members may treat the assignor of the transferred Membership Interest as the absolute owner of the transferred Membership Interest except with respect to Member distributions.

Until an Assignee is admitted as a Substitute Member the Assignee shall be entitled to receive any distributions from the Company the transferring Member would have been entitled to receive with respect to the Membership Interest had the transferring Member retained the Membership Interest.

However, an Assignee has substantially fewer rights than a Member. Members have full access to Company records and information, while Assignees have no access. Members have voting rights, while Assignees have no voting rights. Members have full legal and economic rights, while Assignees only have the right to receive distributions, if any.

**Section 5.06. Return of Contributions.** No Member, Transferee, Assignee, Charging Order Holder, or other Person has the right to require the return of any capital contribution; however, the Company may return all or any portion of a Member's capital contribution with the unanimous consent of the Manager if, after such distribution, all liabilities of the Company, including borrowing from Members could be paid.

**ARTICLE VI**
**MANAGEMENT**

**Section 6.01.  Designation of Manager.**  The Company shall be managed by a Manager.  The initial Manager of the Company is/are the following individual(s) and/or entity(ies):


Ryan Monoski
_____


The term Manager is singular in this Agreement; however, the term encompasses all Managers, irrespective of whether there is one or more.  A Manager need not be a Member.  A Manager shall be entitled to compensation for services rendered as agreed between the Manager and Members, but only so long as there are funds available to pay any such salary without the Company breaching any other obligation or contract it has entered into.  A Manager may be removed by an Act of the Members holding a majority Membership Interest Percentage.

**Section 6.02.  Death, Incapacity or Resignation of Manager.**  A Manager may resign by providing written notice to the Member; provided, however, if the Manager is the sole Member, he or she may not resign without making adequate provisions for a new Manager that is capable of carrying out the obligations of the LLC to third parties, including the holders of the Channel Revenue Interests.  Subject to the foregoing proviso for a sole Member/Manager, the resignation takes effect 30 days after the date notice is delivered or a specified later date.  In the event of the death or incapacity of a Manager, the remaining Manager or Managers, if any, shall continue serving.

**Section 6.03.  Authority of Manager/Purpose.**  The Manager has sole authority to manage the Company and is authorized to make any contracts, enter into any transactions, and make and obtain any commitments on behalf of the Company to conduct or further the Company's business, provided that such contracts and transactions are reasonably required for the Company to carry out its Purpose, as set forth in this Section 6.3.

The Purpose of the Company is solely as follows:

(i)      Enter into and perform its obligations under the agreements to be entered into between (i) the Company and the Creator, (ii) the Company and GigaStar Portal LLC or GigaStar Technologies LLC (whether or not any such agreements include the Creator or any other third party) and (iii) the Company and the Initial Escrow Agent, the Paying Agent in connection with the Channel Drop and  (iv) the Company and any other service providers (including accountants/auditors, as applicable) necessary to meet its obligations thereunder and any applicable statute, law, rule or regulation, including the Securities Act of 1933 and Regulation CF and any other rule or regulation thereunder (all such agreements and other documents collectively referred to as the **"Channel Drop Documents"**).

(ii)     File, or cause to be filed, any Form C and other materials (including amendments to the Form C) required to be filed with the U.S. Securities Exchange Commission under Regulation CF in connection with the Channel Drop.

(iii)    Instruct the Portal to close the Channel Drop pursuant to its terms.

(iv)    Direct the Initial Escrow Agent to distribute the funds received from the purchasers of Channel Revenue Interests in the Channel Drop pursuant to the terms of the Channel Drop and verify, or cause to be verified that such payments have been made in a timely manner.

(v)     Provide the Creator with the payment instructions for the Channel's YouTube revenue to be directed to the Company's escrow account at the Paying Agent and confirm that such redirection has been completed.

(vi)     Maintain an accurate record of the holders of the Channel Revenue Interests, including any transfers thereof.

(vii)    Cause the Paying Agent to distribute the funds to the Creator, the Channel Revenue Interest holders and GigaStar pursuant to the terms of the Channel Drop Documents and verify, or cause to be verified that all such amounts are paid in a timely manner.

(viii)   Hold any funds deposited into the Company's omnibus account on the Smart Contract in escrow for payment to the applicable holders(s) of Channel Revenue Interests.

(ix)     File, or cause to be filed, any federal or state tax returns, distribute any documents to third parties as required under such tax laws, and publish any annual financial statements required under Regulation CF.

(x)      Take such other actions as may reasonably be necessary to carry out the foregoing purpose.

Except for the matters described in subsections (i)-(x) above, the Managers and Members are not permitted to cause the Company to take any other actions or enter into any other agreements. If there are two or more Managers serving, the signature of one Manager binds the Company; however, Managers shall act by majority consent.

Notwithstanding the foregoing, the Manager may in its sole and absolute discretion appoint a nominee, agent, attorney, or other Person who is not a Member or Manager who, at the direction of the Manager, shall have the authority to make any contracts, enter into any transactions and make and obtain any commitments on behalf of the Company to conduct or further the Company's business permitted under this Section 6.03 or required under law. The Manager shall have power to enter into a nominee agreement with any such person, and such agreement shall be presumed to include the indemnity by the company (and agreement to hold harmless) any such nominee to the fullest amount permitted under applicable law, except for with respect to such nominee's willful misconduct, whether such indemnity and hold harmless provisions are expressly included in the agreement with the nominee or not. Such nominee of the Manager shall sign any and all documents with the title of Manager. Manager hereby appoints GigaStar as its nominee, solely for the purpose of taking any action that the Manager has not taken but which is required pursuant to the terms of the Revenue Sharing Agreements sold to investors in the Channel Drop or in any of the other Channel Drop Documents, and such nominee is also authorized to dissolve the Company pursuant to Article X below. Company expressly waives any purported conflict of interest GigaStar may have in serving as a nominee to the Company and the rights given to GigaStar under the Revenue Sharing Agreement or any other Channel Drop Document.

**Section 6.04. Duties of Manager.** Each Manager must discharge his, her or its responsibilities in good faith, with the care of an ordinarily prudent person in a like position and in a manner reasonably believed to be in the best interests of the Company.

**Section 6.05. Indemnification and Hold Harmless of Manager.** The Manager shall not be liable, responsible, or accountable in damages or otherwise to any Member for any loss or damage incurred because of any act or omission performed or omitted by the Manager in good faith on behalf of the Company and in a manner reasonably believed by the Manager to be within the scope of the authority granted the Manager by this Agreement and in the best interests of the Company.

- *Gross Negligence or Willful Misconduct.* A Manager shall be personally liable, responsible and accountable to any Member if the Manager is guilty of fraud, intentional breach of this Agreement, gross negligence or willful misconduct regarding an act or omission.

- *Good Faith Acts or Omissions.* Any act or omission performed or omitted by a Manager on advice of counsel to the Company shall be conclusively deemed to have been performed or omitted in good faith.

- *No Personal Liability for Capital Contributions.* The Manager shall not be personally liable for the return of the capital contribution of any Member, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets.

- *Indemnity Provisions.* The Company shall indemnify, save, defend and hold the Manager harmless from and against any loss, expense, or damage suffered by the Manager resulting from any act or omission of the Manager relating to the Company; however, the Company shall not be required to indemnify the Manager for any loss, claim, expense, or damage incurred as a result of the willful misconduct, gross negligence or fraud of the Manager.

The foregoing notwithstanding, no such indemnity shall apply, and instead the Member and Manager shall be subject to fiduciary duties with respect to the Channel's YouTube revenues at all times being directed solely to the escrow account of the Company with the Paying Agent (or any replacement account or substitute Paying Agent holding the licenses necessary to serve in that capacity in every jurisdiction in the U.S. and approved by GigaStar Technologies LLC ) until such time as no further amounts are owed to any person under the Channel Revenue Interests or the Channel Revenue Tokens ("**CRTs**") representing such interests (other than any Channel Revenue Interests or CRTs held by the Creator and his or her immediate family members).

**Section 6.06. Appointment of Officers.** The Manager may unanimously appoint "*Officers*" to act on behalf of the Company. Officers shall have such powers as are specifically set forth in those resolutions creating a specific Officer position. Each Officer shall serve at the pleasure of the Manager. The Manager may at any time (with or without cause) remove any Officer and fill any vacancy created by the death, disability, incapacity, removal, dissolution, termination, resignation or increase in the number of Officers. No officer may take any action that would, or be reasonably likely to diminish, deprive, limit or delay the revenue amounts payable on the CRTs.


**ARTICLE VII**
**MEMBER MEETINGS**


The Member may, but need not, meet as a Member for whatever purpose specified.


**ARTICLE VIII**
**AMENDMENTS**


The provisions of this Agreement may not be waived, altered, amended or repealed, in whole or in part, except by an Act of Members holding at least 75% of outstanding Membership Interest Percentage, and only if such amendment would not constitute a breach of any Channel Drop Document.


**ARTICLE IX**
**REQUIRED RECORDS**


**Section 9.01. Contents and Location of Required Records.** The Company shall maintain its Required Records at its principal place of business. The Manager shall promptly provide any records of the Company to the holders of any Channel Revenue Interests upon their proper request in the manner set forth in the Revenue Sharing Agreements.

**Section 9.02. Maintenance of Particular Records.** The Company shall comply with the LLC Act; specifically, the Company shall maintain the records and information required by the Wyoming Secretary of State, including, without limitation, the following:

- Name, address, phone number and e-mail address of the Member and any authorized agent; and
- Capital Account for each Member, including all capital contributions, Membership Interest Percentages and transfers.

**ARTICLE X**
**DISSOLUTION**

The Company shall dissolve and wind up when the period fixed for duration expires; or on the written Act of the Members holding at least 75% of outstanding Membership Percentage; provided, however, that no such dissolution shall occur unless (i) provision has been made for (1) the continued servicing of distributions for the Channel Revenue Interests are outstanding (other than those held by the Member and his/her immediate family) and (2) a replacement transfer agent has been appointed; or (ii) upon the cancellation of the Channel Drop by the Company (which, if such termination is occurring after the filing of a Form C with the SEC, must be effected by filing a withdrawal statement with the SEC.

## ARTICLE XI
## MISCELLANEOUS

**Section 11.01.  Governing Law.**  This Agreement, and any question, dispute or other matter related to or arising under this Agreement, shall be governed by the laws of Wyoming.

**Section 11.02.  Binding Effect.**  This Agreement binds the Members and all successors and assigns.

**Section 11.03.  Complete Agreement.**  This Agreement, which term, as set forth in Article II, includes the articles of organization, each as amended from time to time, constitutes the complete and exclusive Agreement of the Member and supersedes all prior agreements, whether oral or written, with respect to the subject matter hereof and thereof.

**Section 11.04.  Severability.**  If any provision of this Agreement is held to be illegal, invalid or unenforceable:

- that provision shall be severed, and this Agreement shall be construed and enforced as if the illegal, invalid or unenforceable provision had never been part;
- the remaining provisions of this Agreement shall remain in full force and shall not be affected by the illegal, invalid or unenforceable provision or by its severance; and
- in place of the illegal, invalid or unenforceable provision, there shall be added to this Agreement a legal, valid and enforceable provision as similar to the illegal, invalid or unenforceable provision as legally possible.

**Section 11.05.  Notices.**  A notice to be given or made to the Company or any Member must be in writing and shall be considered to have been given when delivered to the address specified in the Required Records. A person who wants to change an address in the Required Records may do so by giving written notice of the change to the Company.  The change takes effect five days after notice is given.

**Section 11.06.  Multiple Counterparts.**  This Agreement may be executed in several counterparts, each of which shall be considered an original and all of which shall constitute one and the same document.  Proving the execution and contents of this Agreement against a party may be done by producing any copy of this Agreement signed by that party.

**Section 11.07.  Gender and Number.**  As used in this Agreement, the masculine, feminine and neuter gender, and the singular or plural number shall be considered to include the others whenever the context indicates.

**[Signature Page Follows]**

**ACCEPTED AND AGREED:** _____ Stock Moe  *CHANNEL DROP LLC*

**BY MEMBER:**

*Ryan Monoski*

box SIGN        1R6LPK9Z-1V7XJKQW

_____

Jul 12, 2023 _____
Date

**MANAGER:**

*Ryan Monoski*

box SIGN        1R6LPK9Z-1V7XJKQW

_____

Jul 12, 2023 _____
Date

TIME REMAINING
32 Days   08 Hours   21 Mins

$390K
Max Offered

**Stock Moe**
**Stock Moe Channel Drop LLC**
GigaStar Portal LLC - Reg CF

DROP INFO    Q & A

** The offer will begin accepting commitments on Monday, July 31st, at 2:00 pm Central Standard Time. **

To My Fans: I am thrilled to give back to the Stock Moe community by sharing a portion of the revenue from my channel for both the channel ad revenue and YouTube Channel Memberships. It is my way of saying thank you to those who have supported the channel over these past few years. I am excited to strengthen our relationship from creator/viewer to partner, and I look forward to the collaborations and conversations that we will have in the Stock Moe Gigastar private Discord. As you know, I am a strong advocate for financial literacy. Together, we can drive the channel forward, bring in a wider audience, and help more people in their journey to a brighter financial future. After all, sharing knowledge is the ultimate investment. As Benjamin Franklin once said, "An investment in knowledge pays the best interest." Don't delay! Invest today! I think you're gonna like what I got for ya!

| TOTAL TOKENS | TOTAL REVENUE OFFERED | MAX OFFERING AMOUNT | FUNDING GOAL |
|---|---|---|---|
| **1,619** | **10%** | **$390,000** | **$97,500** |
| 3 TIERS | CHANNEL REVENUE | USD | USD |

### Stock Moe — GOLD — $60
**0.0015%**
*REVENUE RIGHTS PER TOKEN*
- Invite to the Gigastar Discord-Stock Moe Investor Channel
- Access to the exclusive portfolio
- Notifications of the buys and sells for the exclusive portfolio
- Invite to a private livestream for Stock Moe investors only

744 TOTAL

### Stock Moe — PLATINUM — $240
**0.0062%**
*REVENUE RIGHTS PER TOKEN*
- Invite to the Gigastar Discord-Stock Moe Investor Channel
- Access to the exclusive portfolio
- Notifications of the buys and sells for the exclusive portfolio
- Invite to a private livestream for Stock Moe investors only
- Stock Moe portfolio spreadsheet template for personal use

687 TOTAL

### Stock Moe — DIAMOND — $960
**0.0246%**
*REVENUE RIGHTS PER TOKEN*
- Invite to the Gigastar Discord-Stock Moe Investor Channel
- Access to the exclusive portfolio
- Notifications of the buys and sells for the exclusive portfolio
- Invite to a private livestream for Stock Moe investors only
- Stock Moe portfolio spreadsheet template for personal use
- Exclusive Stock Moe merchandise promotion code

188 TOTAL

## Key Offering Information

| Drop Open Date | Drop Close Date | YouTube Channel Annual Revenue | Channel Revenue Valuation | Valuation Multiplier |
|---|---|---|---|---|
| July 21, 2023 | August 21, 2023 | $301,162 | $3,900,000 | 13x |

Under this Offering you are purchasing Revenue Sharing Units (RSUs), which are securities under Regulation Crowdfunding (Reg CF). RSUs give you rights to a percentage of a YouTube channel's future revenue and are digitally represented by Channel Revenue Tokens (CRTs). A Gold tier CRT consists of 1 RSU, a Platinum tier CRT consists of 4 RSUs, and a Diamond tier CRT consists of 16 RSUs. Prices and Channel revenue rights percentages for each tier are listed in the table above, along with exclusive perks offered by the Creator.

Available tier token amounts listed above are for the entire drop, and not what is currently remaining. Click on the INVEST button to see the number of tokens still available for each tier. If a tier sells out, it will no longer be an option when you click the INVEST button.

Please read Form C in the DOCUMENTS tab above for the full list of terms and risks associated with this Offering.

## About the Channel

| UPLOADS | SUBSCRIBERS | VIDEO VIEWS | COUNTRY | CHANNEL TYPE | CREATED |
|---|---|---|---|---|---|
| 1,945 | 599k | 74.6M | US | FINANCE | Oct 28, 2014 |

The Stock Moe YouTube channel tries to bring the best financial education to its viewers. I have won 2 national championships & 15 state championships with my students when it comes to investing & was a licensed stockbroker & financial advisor with my series 7, 63, & 65 before that. Enjoy the channel which reviews these topics: Stocks, Stock Price Predictions, EV stocks, Cryptocurrency, Nio, Ethereum, Inflation, Fed, Economics, Stimulus Checks, Financial news, & More!

*Visit the channel*

## About the Issuer

The Stock Moe Channel Drop LLC was formed as a Wyoming limited liability company (the "LLC") on July 13, 2023. The LLC has entered into an agreement to purchase 10% of the revenue share interests from the YouTube channel Stock Moe. After the closing of the Channel drop, a third-party Paying Agent will receive the YouTube Channel revenue directly from Google/YouTube. The Paying Agent will then distribute the investor's portion of the revenue to the Issuer LLC's wallet, linked to the CRT Smart Contract. The Smart Contract will then automatically distribute revenue amounts to CRT holders.

Additional information about the Issuer LLC and its financials are included in Form C.

BACK TO TOP

# Offering Page Video Script for the Stock Moe Channel Drop

Hello Stock Moe Community and welcome back. Today I am offering 10% of my channel revenue moving forward and this does include my channel membership fees I collect on YouTube. If this is of interest to you, I will be doing this using CRTs which are Channel Revenue Tokens.

Now the idea is if you buy one of these CRTs you're going to want to help grow the channel and increase your revenue. What I would ask is to share the videos, to promote them to help me grow the channel. You can share them with family and friends on your social media - any way you think that could help increase the viewership.

Now one of the benefits I'm going to add in addition to sharing the channel revenue is an opportunity to be a part of an exclusive Discord. This Discord is meant just for folks who bought the CRTs. In there I'm going to put funds towards a portfolio. I will put screenshots of buys and sells I make in the Discord channel and I will announce them to everyone in the channel as I make them. If you have ever wanted to watch me start a brand new portfolio exclusively just for this Discord this is your opportunity.

Once this offering closes, GigaStar Technologies will be minting the CRTs. According to the SEC rules you will have to hold on to the CRT for at least 12 months because it represents a revenue sharing security under regulation crowdfunding. But when the lockup period expires, you may be able to resell the CRT if there is an active secondary market. Good news folks - GigaStar is in the process of creating a secondary market where you may be able to sell these CRTs in the future if an active secondary market exists.

Now I ask of you to please carefully read the offering page. It will include the terms, features, risk, liquidity risk, and information about the potential risk of loss of the amount invested. At the end of the day, you and I will be partners and you can help me take this channel to the next level. We will spread financial education and hopefully increase the revenue along the way.

If this is something that you are interested in, there are three investment tiers that you can look at. Now during this process, you are able to buy as many CRTs as you would like.

Once this offering page is live you will be able to invest. My advice to you is make sure you have your account all signed up and you're logged in and have your funding ready to go. There is an opportunity here, but it is limited. There is a chance some of these CRTs will sell out and if they do I apologize. It is a first come first served situation.

For those buying in, I want to say thank you for supporting the channel and I look forward to being your partner.